Form 20-F
period 2010-12-31
MILL CITY GOLD CORP.
filed 2011-05-11
CIK 1507474

United States
Securities and Exchange Commission
Washington, D.C. 20549

 (Mark One)

[     ]        Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
[ X ]        Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010
or
[     ]        Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                                                                            to
or
[     ]        Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report

Commission file number: 000-54242

Mill City Gold Corp.
(Exact name of Registrant as specified in its charter)

Mill City Gold Corp.
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

4719 Chapel Road, N.W., Calgary, Alberta, T2L 1A7
(Address of principal executive offices)

James R. Brown, President & CEO, (403) 640-0110, jim.brown@millcitygold.com, 4719 Chapel Road, N.W., Calgary, Alberta T2L 1A7
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
☐Yes                      ☑No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐Yes                      ☑No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for shorter period that the registrant was required to submit and post such files).
☐Yes                      ☐No (not required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.☑Item 17 ☐Item 18

GENERAL INFORMATION:

Unless otherwise indicated, all references herein are to Canadian dollars.

GLOSSARY

The following is a glossary of geological and technical terms used in this annual report:

Airborne magnetic survey – A geophysical survey using a magnetometer aboard, or towed behind, an aircraft.

Andesite – is an extrusive igneous, volcanic rock, of intermediate composition between basalt and dacite.

Albite – is a plagioclase feldspar mineral.

Alteration – Any physical or chemical change in a rock or mineral subsequent to its formation. Milder and more localized than metamorphism.

Aluminosilicates – are minerals composed of aluminum, silicon and oxygen.  They have a major component of kaolin and other clay minerals.

Anomalies – Any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

Arkosic sandstones – is a detrital sedimentary rock containing at least 25% feldspar.

Arsenopyrite – is an iron arsenic sulfide. It is a hard metallic, opaque, steel grey to silver white mineral with a relatively high specific gravity.

Assessment work – The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.

Basalt – An extrusive volcanic rock composed primarily of plagioclase, pyroxene and some olivine.

Basaltic – An extrusive igneous rock that is very dark in color. It is the most common type of rock in the earth’s crust and it makes up most of the ocean floor.

Calc-alkaline – Rocks that include volcanic types such as basalt andesite, dacite, rhyolite, and also their coarser-grained intrusive equivalents (gabbro, diorite, granodiorite, and granite).

Carbonate – A class of sedimentary rocks composed primarily of carbonate minerals. The two major types are limestone, which is composed of calcite or aragonite (different crystal forms of CaCO3) and dolostone, which is composed of the mineral dolomite.

Clastic metasediments – Composed of fragments, or clasts, of pre-existing rock. Geologists use the term clastic with reference to sedimentary rocks as well as to particles in sediment transport whether in suspension or as bed load, and in sediment deposits.

Conglomerate – A sedimentary rock consisting of rounded, water-worn pebbles or boulders cemented into a solid mass.

Craton – An old and stable part of the continental lithosphere. Having often survived cycles of merging and rifting of continents, cratons are generally found in the interiors of tectonic plates. They are characteristically composed of ancient crystalline basement rock, which may be covered by younger sedimentary rock. They have a thick crust and deep lithospheric roots that extend as much as a few hundred kilometers into the earth’s mantle.

Dacite – An intrusive igneous volcanic rock intermediate in compositions between andesite and rhyolite.

Detrital sedimentary rock – Formed from solid particles of pre-existing rocks or organic debris.

Diabase – A common basic igneous rock usually occurring in dykes or sills.

Diorite – An intrusive igneous rock composed chiefly of sodic plagioclase, hornblende, biotite or pyroxene.

Dykes –Long and relatively thin bodies of igneous rock that, while in the molten state, intruded a fissure in older rocks.

Exploration stage – Includes all issuers engaged in the search for mineral deposits (reserves) which are not in either the development or production stage.

Folded – Any bending or wrinkling of rock strata.

Fault – A break in the earth’s crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Feldspar – A group of rock-forming tectosilicate minerals which make up as much as 60% of the earth’s crust.

Felsic – Term used to describe light-colored rocks containing feldspar, feldspathoids and silica.

g/t – Grams per tonne.

Gabbro – A dark, coarse-grained igneous rock.

Granite – A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.

Granitoid – is a general, descriptive field term for light-colored, coarse-grained igneous rocks.

Greenstone Belts – Zones of variably metamorphosed mafic to ultramafic volcanic sequences with associated sedimentary rocks that occur within Archaean and Proterozoic cratons between granite and gneiss bodies. The name comes from the green hue imparted by the color of the metamorphic minerals within the mafic rocks.

Greywackes – A variety of sandstone generally characterized by its hardness, dark color, and poorly sorted angular grains of quartz, feldspar, and small rock fragments or lithic fragments set in a compact, clay-fine matrix.

Hematite – An oxide of iron, and one of that metal’s most common ore minerals.

Hornblende – A common constituent of many igneous and metamorphic rocks.
Intrusive – A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

Induced polarization survey – A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

Komatites – Ultramafic mantle-derived volcanic rocks.

Lithosphere – Outermost shell of a rocky planet. It comprises the crust and the portion of the upper mantle that behaves elastically on time scales of thousands of years or greater.

Mafic – Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

Magnetic survey – A geophysical survey that measures the intensity of the earth’s magnetic field.

Magnetometer – An instrument used to measure the magnetic attraction of underlying rocks.

Metamorphism – The process by which the form or structure of rocks is changed by heat and pressure.

Metasedimentary – A sediment or sedimentary rock which shows evidence of metamorphism.

Metavolcanic – A type of metamorphic rock that was first produced by a volcano, then buried underneath subsequent rock and finally, was subjected to high pressures and temperatures, causing the rock to recrystallize. Metavolcanic rock is commonly found in greenstone belts.

Monzonites –An intermediate igneous intrusive rock composed of approximately equal amounts of sodic to intermediate plagioclase and orthoclase feldspars with minor amounts of hornblende, biotite and other minerals.

Ni-Cu-PGE – Nickel, Copper, Platinum Group Elements.

Orthogneiss - a metamorphic rock form originating from igneous rock characterized by banding caused by segregation of different types of rock, typically light and dark silicates.

Pegmatite - A very coarse-grained, intrusive igneous rock composed of interlocking grains usually larger than 2.5 cm in size.

Plagioclase –An important series of tectosilicate minerals within the feldspar family.

Plutons – Refers to rocks of igneous origin that have come from great depth.

Porphyry – Any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundmass.

ppb – Parts per billion.

ppm – Parts per million.

Proved reserves – Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Pyrite – A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold”.

Pyroclastic – Clastic rocks composed solely or primarily of volcanic materials. Where the volcanic material has been transported and reworked through mechanical action, such as by wind or water, these rocks are termed volcaniclastic.

Pyroxene – a silicate mineral.

Quartz – Common rock-forming mineral consisting of silicon and oxygen.

Reserves – That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Rhyolitic – A fine-grained, extrusive igneous rock which has the same chemical composition as granite.

Sandstone – a sedimentary rock consisting of grains of sand cemented together.

Schist –  Medium-grained to coarse-grained metamorphic rock composed of laminated, often flaky parallel layers of chiefly micaceous minerals.

Sericite – A fine grained mica which consist of a group of sheet silicate minerals

Shear or sheared – The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.

Silica – Silicon dioxide. Quartz is a common example.

Sills – An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.

Siltstone – A sedimentary rock which has a grain size in the silt range, finer than sandstone and coarser than claystones.

Sulphide – A compound of sulphur and some other element.

Tectonics – A field of study within geology concerned generally with the structures within the lithosphere of the earth and particularly with the forces and movements that have operated in a region to create these structures.

Tectosilicate – Comprises nearly 75% of the earth’s crust. Tectosilicates, with the exception of the quartz group, are aluminosilicates.

Tholeiitic basalts – A type of basalt (an igneous rock) which includes very little sodium as compared with other basalts. Chemically, this type of rock has been described as a subalkaline basalt.

Tuffs – Rock composed of fine volcanic ash.

Ultramafic – Rocks are igneous and meta-igneous rocks with very low silica content and are composed of usually greater than 90% mafic minerals (dark colored, high magnesium and iron content).

VLF electromagnetic survey – Very low frequency geophysical survey method which measures the electromagnetic properties of rocks.

VMS – Volcanic massive sulphide.

Volcanic rocks – Igneous rocks formed from magma that has flowed out or has been violently ejected from a volcano.

Volcaniclastics – see “Pyroclastic” above.

VTEM – Versatile Time Domaine Electro-Magnetics.  VTEM is the dominate time-domain electromagnetic system in the world.

Wackes – A name for a poorly sorted sandstone, a mixture of grains of sand, silt and clay size.

FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this annual report and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities Exchange Commission (the “SEC”).  Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.  Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, with respect to future business decisions, are subject to change.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company.  The Company disclaims any obligation to update forward looking statements.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers.

Not required.

Item 2.    Offer Statistics and Expected Timetable.

Not applicable.

Item 3.    Key Information.

Selected Financial Data

The selected financial data of the Company for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, was derived from the financial statements of the Company which have been audited by D&H Group LLP, independent Chartered Accountants.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects.”

Reference is made to Note 13 of the Company’s audited financial statements for the years ended December 31, 2010, 2009 and 2008, which are included herein, for a discussion of the material differences between Canadian generally accepted accounting principles (“GAAP”) and US GAAP, and their effect on the Company’s financial statements.

To date, the Company has not generated any cash flow from operations to fund ongoing operational requirements and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  The Company currently has sufficient funds to maintain operations at its current level of activity.  It will continue to rely on the sale of its equity securities to provide funds for its activities; however, there is no assurance that it will be able to do so.
	Year Ended December 31,
	2010	2009	2008	2007	2006

Revenues	$-	$-	$-	$-	$-
(Loss) from Operations	$(591,212)	$(714,570)	$(952,222)	$(774,408)	$(680,764)
Net (Loss)	$(1,658,308)	$(465,478)	$(1,384,069)	$(731,228)	$(336,882)
Total Assets	$2,576,350	$2,644,740	$2,985,198	$1,509,824	$1,908,042
Net Assets	$2,528,452	$2,613,224	$2,955,019	$1,481,591	$1,871,120
Capital Stock	$7,379,080	$6,113,547	$6,318,792	$3,891,544	$3,841,544
Weighted Average Number of Shares	54,470,371	50,872,288	46,722,645	37,927,152	36,087,618
Dividends per Share	$-	$-	$-	$-	$-
Basic and Fully Diluted (Loss) per Share	$(0.03)	$(0.01)	$(0.03)	$(0.02)	$(0.01)

Adjustment to United States Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with Canadian GAAP which differs in certain material respects from US GAAP.  Material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the tables below.

Under US GAAP, the following financial information would be adjusted from Canadian GAAP (references are made to Note 13 of the Company’s audited financial statements for the years ended December 31, 2010, 2009 and 2008, which are included herein):

	Year Ended December 31,
	2010	2009	2008
Statement of Loss
Net loss – Canadian GAAP	$(1,658,308)	$(465,478)	$(1,384,069)
Unproven mineral interests expensed under US GAAP	(7,864)	(28,236)	(1,166,221)
Impairment charge not recognized under US GAAP	658,443	14,198	481,526
Reversal of future income tax recovery	-	(225,000)	-
Net (loss) – US GAAP	$(1,007,729)	$(704,516)	$(2,068,764)
(Loss) per share – US GAAP	$(0.02)	$(0.01)	$(0.04)

	December 31,
	2010	2009
Balance Sheets
Total assets – Canadian GAAP	$2,576,350	$2,644,740
Unproven mineral interests expensed under US GAAP	(529,880)	(1,180,459)
Goodwill not recognized under US GAAP	(100,000)	(100,000)
Total assets – US GAAP	$1,946,470	$1,364,281
Closing deficit – Canadian GAAP	$(7,188,619)	$(5,530,311)
Unproven mineral interests expensed under US GAAP	(529,880)	(1,180,459)
Goodwill not recognized under US GAAP	(100,000)	(100,000)
Reversal of future income tax recovery	(225,000)	(225,000)
Deficit – US GAAP	$(8,043,499)	$(7,035,770)

	Year Ended December 31,
	2010	2009	2008
Statements of Cash Flows
Cash flows from (used in) operating activities – Canadian GAAP	$(383,293)	$(350,057)	$(422,383)
Exploration expenses incurred on unproven mineral interests	(7,864)	(28,236)	(1,166,221)
Cash flows from (used in) operating activities – US GAAP	$(391,157)	$(378,293)	$(1,588,604)
Cash flows from (used in) investing activities – Canadian GAAP	$(82,864)	$(33,029)	$(1,517,472)
Add unproven mineral interest expensed under US GAAP	7,864	28,236	1,166,221
Cash flows from (used in) investing activities – US GAAP	$(75,000)	$(4,793)	$(351,251)

Exchange Rate History

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006, calculated by using the average of the exchange rates on the last day of each month during the period:

Period	Average
January 1, 2010 – December 31, 2010	0.9598
January 1, 2009 - December 31, 2009	0.8793
January 1, 2008 - December 31, 2008	0.9335
January 1, 2007 - December 31, 2007	0.9376
January 1, 2006 - December 31, 2006	0.8844

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past six months:

Month	High	Low
April 2011	1.0542	1.0321
March 2011	1.0324	1.0080
February 2011	1.0270	1.0045
January 2011	1.0138	0.9980
December 2010	0.9843	0.9827
November 2010	0.9988	0.9741

The noon rate of exchange on April 29, 2011, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$0.9486 (US$1.0542 = CDN$1.00).

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Risk Factors

The operations of the Company are speculative due to the high risk nature of its business which involves the exploration of its projects.  The following risk factors apply to the Company’s operations:

The Company is an exploration stage company with limited financial resources and if the Company is unable to secure additional funding and/or if the Company’s exploration programs are unsuccessful, the Company may fail.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines.  Substantial expenditures may be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining.  Current exploration programs may not result in any commercial mining operation.  The Company’s options in unproved mineral claims are without a known body of commercial ore and the proposed programs are an exploratory search for ore.  The Company is presently carrying out exploration with the objective of establishing an economic body of ore. If the Company’s exploration programs are successful, additional funds will be required for the development of an economic ore body and to place it into commercial production.  The only sources of future funds presently available to the Company are the sale of equity capital, the exercise of warrants and options or the offering by the Company of an interest in the mineral claim to be earned to another party or parties.  If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease operations.

Because the Company has limited financial resources and has not generated any revenue from its operations, the Company may not be able to continue its operations and an investment in the Company’s common shares may be worthless.

The Company has limited financial resources, has a history of losses and has no source of operating cash flow.  The Company has not generated any revenues from its mineral claims and does not anticipate any in the foreseeable future.  Additional funding may not be available to it for further exploration of its option interests or to fulfill its obligations under any applicable agreements.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration of its projects with the possible loss of such interests.  Historically, the only source of funds available to the Company has been through the sale of its common shares.

As of December 31, 2010, the Company held $1,636,845 in cash and had working capital of $1,601,794. The Company does not have sufficient financial resources to conduct additional exploration of its mineral property interests.  It is intending to raise further equity capital to fund further exploration activities.  The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it may have to abandon one or more of its projects.  Any further additional equity financing undertaken by the Company may cause dilution to its shareholders.

See “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects.”

The Company’s financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company’s operations are subject to government regulations which may subject the Company to penalties for failure to comply and may limit the Company’s ability to conduct exploration activities and could cause the Company to delay or abandon its projects.

Exploration activities require permits from various federal, provincial or territorial and local governmental authorities and are subject to national and local laws and regulations governing prospecting, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and others which currently or in the future may have a substantial adverse impact on the Company.  See “Item 4. Information on the Company - Business Overview - Government Regulations.”  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. There can be no assurance, however, that all permits which the Company may require for its operations and exploration activities will be obtainable on reasonable terms or on a timely basis or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

In order to comply with applicable laws, the Company may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of their exploration activities and may be fined if convicted of an offense under such legislation.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing activities of mineral exploration companies, or more stringent implementation thereof, could require increases in exploration expenditures, or require delays in exploration or abandonment of new mineral properties.

Exploration for minerals on the Company’s projects are subject to significant risks which could increase the costs of exploration and could cause the Company to delay or abandon its projects.

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

All of the claims to which the Company has a right to acquire an interest are in the exploration stages only and are without a known body of commercial ore. Development of the subject mineral properties would follow only if favorable exploration results are obtained. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

There is no assurance that the TSX Venture Exchange (the “TSX-V”) will approve the acquisitions of any additional properties by the Company, whether by way of option or otherwise.

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for gold (also “Au”), silver (also “Ag”) and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage.

The Company will continue to rely upon consultants and others for exploration and, if required, development expertise. If any of the Company’s option interests merit development, substantial expenditures will be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  The Company may not discover minerals in sufficient quantities to justify commercial operations and the Company may not be able to obtain the funds required for development on a timely basis.  The economics of developing gold, silver and other mineral properties are affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

Because the Company is subject to compliance with governmental regulation, the cost of its exploration programs may increase.

The Company’s operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The Company may incur liability for certain risks against which the Company does not have insurance, which could reduce or eliminate any future profitability and negatively impact the price of the Company’s shares.

In the course of exploration of mineral concessions, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.   Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.  The Company does not have any insurance coverage on its mineral concessions.

The Company may not be able to obtain supplies and infrastructure necessary to conduct its exploration operations and, as such, may have to delay or abandon its projects.

Some of the Company’s property interests are not in developed areas and the availability of infrastructure (water and power, and in some areas roads) at an economic cost cannot be assured.  Power is an integral requirement of any production facility on the Company’s properties.  In the event the Company is unable to obtain water or power at any of its properties, the Company may not be able to conduct exploration activities, or in the event the Company discovers mineralization, the Company may not be able to begin a development program, in which case the Company may lose its interest in the property or may have to abandon the property.

The Company may not have proper title to its properties and, as a result, may incur significant expenses to obtain proper title, or may have to abandon any such property.

The Company owns, leases or has under option mining claims, mineral claims or concessions which constitute the Company’s property holdings.  The ownership and validity of mining claims and concessions are often uncertain and may be contested.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its properties but does not obtain title insurance with respect to such properties.  The possibility exists that title to one or more of its concessions, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions.

The Company’s mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  Surveys have not been carried out on any of the Company’s mineral properties; therefore their existence and area could be in doubt. Until competing interests in the mineral lands have been determined, the Company can give no assurance as to the validity of title of the Company to those lands or the size of such mineral lands.

The Company is not aware of challenges to the location or area of its property interests.

If the Company, or the person or entity from which the Company has obtained an option for property interests, does not have proper title to its property interests, the Company may incur significant expenses defending or acquiring proper title and/or may have to abandon such interests, which may result in significant losses for the Company and could result in the Company having to cease operations.

If the Company is unable to effectively compete against other companies, or if the Company cannot market any minerals discovered on its properties, the Company may have to cease operations.

The mineral industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Even if commercial quantities of ore are discovered, a ready market may not exist for their sale.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its investment capital.

If the Company obtains funding through the sale of additional common shares, the shareholders may experience dilution.

The Company may in the future grant to some or all of its directors, officers, insiders and key employees options to purchase the Company’s common shares as non-cash incentives to those employees.  Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX-V, when the public market is depressed.  To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional shares to finance its operations and, depending on the outcome of its exploration programs, may issue additional shares to finance additional exploration programs of any or all of its projects or to acquire additional properties.  The issuance of additional shares may cause the Company’s existing shareholders to experience dilution of their ownership interests.

Conflicts of interest may arise among the members of our board of directors and such conflicts may cause the Company to enter into transactions on terms which are not beneficial to the Company.

Several of the Company’s directors are also directors, officers or shareholders of other companies.  Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia) (the “BCBCA”).  The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director.  No material conflicts of interests which have arisen since January 1, 2007 through the date of this annual report.

The prices of metals fluctuate in the market and such fluctuations could negatively impact the Company’s ability to raise funding and may cause certain activities to become uneconomic.

Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions.  Variations in the market prices of metals may impact the Company’s ability to raise funding to continue exploration of its projects.  In addition, any significant fluctuations in metal prices will impact the Company’s decision to accelerate or reduce its exploration activities.

This annual report contains statements about future events and results which may not be accurate.

Statements contained in this annual report that are not historical facts are forward-looking statements that involve risks and uncertainties. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results and geology, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in production, delays in exploration activities, political risks involving doing business in other nations and the policies of these other nations, the inherent uncertainty of production fluctuations and failure to obtain adequate financing on a timely basis.

The Company is dependent upon its management and the loss of any of its management and/or if the Company is unable to recruit additional managers could negatively impact the Company’s ability to continue its operations.

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its key management, Mr. James R. Brown, the Chairman, President, Chief Executive Officer and a director of the Company, and Mrs. Janice Brown, the Chief Financial Officer, Corporate Secretary, and a director of the Company. The loss of services of either Mr. Brown or Mrs. Brown could have a material adverse effect on the Company.  The Company has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future.  The Company has not obtained key-man life insurance on any of its officers or directors.  The Company’s ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company’s financial performance.

The Company’s common shares are not traded in the United States and investors may find it difficult to sell the Company’s common shares.

As of the date of this annual report, there is no established market in the United States for the Company’s common shares. The Company’s common shares are classified as a grey market security under the symbol “MCYGF”.  There are no market makers in this security. It is not listed, traded or quoted on any stock exchange, the Over the Counter Bulletin Board (“OTCBB”) or the Pink Sheets. Trades in grey market stocks are reported by broker-dealers to their Self Regulatory Organization (SRO) and the SRO distributes the trade data to market data vendors and financial websites so investors can track price and volume. Since grey market securities are not traded or quoted on an exchange or interdealer quotation system, investors’ bids and offers are not collected in a central spot so market transparency is diminished and best execution of orders is difficult. Management anticipates that the Company will seek to have its common shares quoted on the OTCBB or Pink Sheets; however, there are no assurances as to if, or when, the Company’s common shares will be quoted on the OTCBB or Pink Sheets.  In addition, even if the Company’s shares are quoted on the OTCBB or Pink Sheets, trading may continue to be sporadic and limited.  Consequently, the Company’s shareholders in the United States may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, the Company’s shareholders may not be able to resell their shares in the United States and may have to hold them indefinitely.

The Company does not pay dividends on its common shares; therefore, investors seeking dividend income should not purchase the common shares.

The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future.  Additionally, the determination as to the declaration of dividends is within the discretion of the Company’s Board of Directors, which may never declare cash dividends on the Company’s common stock.  Investors cannot expect to receive a dividend on the Company’s common shares in the foreseeable future, if at all.

Investors in the United States may not be able to enforce their civil liabilities against the Company or its directors and officers.

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in British Columbia. Only one of the Company’s directors is a resident of the United States, and all or a substantial portion of its assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

a)	where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

b)
the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

c)	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

d)
a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

e)	the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

f)	the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

g)	there has not been compliance with applicable Canadian law dealing with the limitation of actions.

The Company may be deemed to be a “Passive Foreign Investment Company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

The Company may be deemed to be a “Passive Foreign Investment Company”.  See “Item 10.  Additional Information - Taxation.” As a result, a United States holder of the Company’s common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s common shares or upon the receipt of “excess distributions,” unless such holder of common shares elects to be taxed currently on his or her pro rata portion of the Company’s income, whether or not the income was distributed in the form of dividends or otherwise. The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply. Otherwise, the election may only partially apply.

Item 4.    Information on the Company.

History and Development of the Company

The Company was incorporated pursuant to the Business Corporations Act (Alberta) on August 28, 1998 under the name “Pantera Enterprises Inc.” The Company changed its name to “Mill City International Corporation” on November 29, 2002 after having acquired 977887 Alberta Inc. from Mill City International Inc. (“MIY”).  The Company issued 13,668,413 of its common shares to MIY in exchange for all of the issued and outstanding shares of 977887 Alberta Inc.  MIY then distributed those shares to its shareholders who were shareholders as of October 31, 2002.

Effective September 1, 2004, the Company continued and became a company under the Business Corporations Act (British Columbia), changing its name to “Mill City Gold Corp.”  See “Item 10. Additional Information - Memorandum and Articles of Association.”

By acquiring 977887 Alberta Inc., the Company acquired an undivided 44.5% interest in a diamond exploration property in the Northwest Territories (the “Yamba Lake property”).  This property was optioned to another company in 1998 and returned to the Company in January 2007.

In 2003, the Company entered into eight purchase agreements to acquire eleven unproven mineral interests located in Nevada.  Expenditures on the Nevada properties were funded by a short form offering that resulted in gross proceeds of $1,400,000.  The Company optioned these Nevada property interests to other companies in 2004, and these optionees conducted exploration activities on these properties.  In 2007, the company that optioned nine of the eleven mineral interests in Nevada returned these properties to the Company.  The Company terminated these nine interests in April 2008, as the properties did not warrant further exploration.  The other company that optioned the remaining two properties exercised its option in 2007, resulting in the Company having a 20% carried interest.  During 2008, the Company impaired its interest in these two properties to $100 due to minimal exploration activities during the year.  In May 2009, exploration on these properties was discontinued as three-dimensional modeling of all the geologic data from the 2008 drilling program concluded that further exploration and development was not economic.  Accordingly, the Company wrote off its remaining interests in these Nevada properties in 2009.

Beginning in 2007, the Company began to change its focus to properties in northern Ontario.  In 2007, the Company acquired an option to earn a 50% interest in 74 staked mineral claims located in the James Bay Lowlands region of northern Ontario, Canada (the “Northern Star Eagle and Southern Star Eagle properties”) and in 2008, the Company acquired an option to earn an undivided 50% interest in 17 mining claims, also located in the James Bay Lowlands region (the “GP2 property”).

In October 2010, after receiving approval of the TSX-V, the Company acquired an option to earn an undivided 75% participating interest in 59 mining claims in the West Timmins Gold District in northern Ontario (the “Croxall property”) and cancelled its option on the Northern Star Eagle and the Southern Star Eagle claims.  As a result, it wrote off its exploration costs of $1,065,580 in 2010.

In November 2010, the Company acquired an option to earn a 70% interest in 48 claims located in the Yukon Territory (the “Rosebud 12 property”).

In April 2011, the Company entered into option agreements to acquire a 100% interest in 400 claims covering 82 square kilometers in central Yukon (the “Mount Hinton property”) and a 100% interest in 208 claims in west-central Yukon Territory (the “Lost Horses property” and the “Marny and Track  properties”).

The Company’s head office is located at 4719 Chapel Road N.W., Calgary, Alberta T2L 1A7 and its phone number is (403) 640-0110.  The Company’s registered office is located at 10th Floor, 595 Howe Street, Vancouver, BC V6C 2T5 and its phone number is (604) 602-6802.

Business Overview

The Company is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Canada, with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.  The Company is currently focusing on its northern Ontario properties and its newly acquired Yukon property.  As of the date of this annual report, the Company has not earned any production revenue, nor found any proved reserves on any of its properties.  The Company is a reporting issuer in British Columbia, Alberta and Quebec and its common shares trade on the TSX-V.

No capital expenditures were made by the Company since January 1, 2008 other than expenditures relating to the Company’s mineral property interests.  Such expenditures are outlined as follows:

Year	Description and Amount of Capital Expenditure
2008
$402,501 of acquisition costs and $641,148 of exploration costs on the Northern Star Eagle and Southern Star Eagle properties
$120,000 of acquisition costs and $525,073 of exploration costs on the GP2 property

Year	Description and Amount of Capital Expenditure
2009
$12,500 of acquisition costs and $9,431 of exploration costs on the Northern Star Eagle and Southern Star Eagle properties
$12,500 of acquisition costs and $4,807 of exploration costs on the GP2 property

2010
$12,500 of acquisition costs on the GP2 property
$7,864 of annual maintenance costs on the Yamba Lake property
$32,500 of acquisition costs on the Croxall property
$111,000 of acquisition costs on the Rosebud 12 property

These expenditures have been funded through the sale of the Company’s equity securities.  In January 2008, the exercise of warrants resulted in proceeds of $777,000 and in June 2008, the Company completed a non-brokered private placement to raise net proceeds of $1,478,998.  In October 2010, the Company completed a private placement for $1,323,291 in net proceeds.

There have been no divestitures of properties since January 1, 2008, except for the termination of its mineral interests in Nevada in 2008 and 2009 and the cancellation of its option on the Northern Star Eagle and the Southern Star Eagle claims in October 2010.  The Company concluded that the various Nevada properties as well as the Northern Star Eagle and the Southern Star Eagle properties did not warrant further exploration and therefore made a business decision to cancel the various option agreements.

The Company intends to focus its efforts on its Mount Hinton property, its Lost Horses property, its Marny and Track properties and its Rosebud 12 property located in the Yukon Territory, Canada, and its Croxall property located in northern Ontario. The Company’s 2011 exploration plans for the Mount Hinton property include mechanized trenching, chip sampling and diamond drilling.  The Company’s 2011 exploration plans for the Lost Horses, Marny and Track properties will consist of soil geochemical surveys and systematic prospecting followed up with diamond drilling, if warranted.  The Company’s 2011 exploration plans for the Rosebud 12 property include extensive mechanized trenching of existing gold-in-soil anomalies, additional soil sampling, ground magnetic surveys and geological mapping.  The goal of this work is to identify and prioritize drill targets.  The Company’s 2011 exploration plans for the Croxall property will consist of a drilling program comprised of 9 or more holes totaling at least 3,750 meters.  The Company does not have any exploration plans in 2011 for the GP2 property.

Government Regulations

The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has obtained all necessary permits and authorizations required for its current exploration.   The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in exploration and mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

The enactment of new laws or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Organizational Structure

The Company had one wholly-owned subsidiary, Mill City Gold Inc., a Nevada corporation that has been wound up as the Company no longer has any mineral property interests in Nevada.  On February 17, 2011, the Company filed a certificate of dissolution to dissolve this corporate entity.

Property, Plant and Equipment

The Company’s operations are focused on the exploration of its mineral property interests.  As of the date of this annual report, the Company does not have any plant, material equipment, mines or producing properties.  The Company’s proposed programs are exploratory in nature and all of the Company’s properties are without known reserves.

The Company’s principal assets are its options to acquire interests in unproven mineral claims.  Under Canadian GAAP, option payments and exploration, development and field support costs directly relating to mineral claims are deferred until the claims to which they relate are placed into production, sold or abandoned.  The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned.  Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

On a periodic basis, management reviews the carrying values of deferred acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.  As of December 31, 2010, the Company has not established that its option interests or its mineral claims have any known or proven reserves.

Rosebud 12 Property

Location and Access

The Rosebud 12 property was staked to cover the inferred source of a 99th percentile Geological Survey of Canada (“GSC”) gold silt anomaly (greater than 99.9 parts per billion gold) in the headwaters of Rosebud Creek, a tributary of the Stewart River.  The Rosebud 12 property is located on a parallel trend approximately 76 kilometers northeast of the Coffee Creek property of Kaminak Gold Corporation, and 72 kilometers east of the White Gold property of Underworld Resources Inc./Kinross Gold Corporation.

Like the Klondike and the rest of the White Gold district, and in contrast to the rest of Canada, the Rosebud 12 property is in the part of the Yukon that was not glaciated during the last ice age. As a result, gold placers, and soil and silt geochemistry are very effective in locating gold deposits.

Access to the property is via helicopter.   There is no infrastructure located at the property.  Power needed for exploration activities would be provided by diesel-powered generators.  Water would be provided from nearby sources, such as streams or lakes, located on the property, subject to obtaining the necessary permits from government authorities.

Mineral Claims Included in Rosebud 12 Property

The Rosebud 12 property consists of 48 claims covering approximately 2,500 acres.  All of the claims expire on June 30, 2011 and can be renewed for twelve-month periods by doing exploration work on the property to the value of $100 per claim or, in the alternative, pay $105 per claim to the Mining Recorder in whose office the claims are recorded and file an Application for Renewal of Grant for Quartz Mining Pay in Lieu with such Mining Recorder.

Agreements

Under the Option and Joint Venture Agreement dated November 8, 2010 and the First Amendment to Option and Joint Venture dated December 1, 2010 with The Yukon Cornelius Syndicate (the “Syndicate”), the Company was granted an option to acquire an undivided 70% interest in the property.  The Company initially paid $75,000 in cash and issued 200,000 common shares to members of the Syndicate.  By December 31, 2010, the Company must give written notice of its commitment to incur and pay exploration expenses aggregating at least $200,000 by November 2011.  To maintain the option in good standing, the Company is also required to make additional annual cash payments totaling $1,375,000 and issue an additional 2,600,000 shares over a five-year period ending in November 2015.  The remaining 2,600,000 shares that could potentially be issued on the specified anniversaries of the effective date of the agreement will be issued at a price per share equal to the closing price of the Company’s shares the day preceding the relevant anniversary date.  The Company has the option of issuing shares in lieu of any required annual cash payments.  Any shares issued in lieu of making cash payments due on the relevant anniversary of the effective date will be issued at a price per share equal to the higher of (a) the average of the closing prices of the Company’s shares on the TSX-V over the 20 trading days immediately preceding the relevant anniversary of the effective date, less in each case, the maximum discount from such average permitted by the policies of the TSX-V, and (b) $0.125. There are no circumstances under which the Syndicate could require payment in shares as the issuance of shares in lieu of making cash payments is at the Company’s option. By November 2015, the Company must provide written notice of its commitment to fund the preparation of a feasibility study and the study must be delivered within three years after the date of such notice.    The Syndicate shall retain a 3% net smelter returns royalty, of which the Company can purchase 1% for $1,500,000 within 90 days of delivery of a positive feasibility study.

Regional and Local Geology

The Rosebud 12 property is underlain by Devono-Mississippian felsic orthogneiss, Devono-Mississippian quartzite and quartz-muscovite schist.

A detailed magnetic derivative map from the McQuesten Survey flown by the Yukon Government and the GSC in 2009 shows that the area is cut by a grid of structures running north-south, east-west, northeast-southwest and northwest-southeast.  The staking crew reported the presence of quartz float and kill zones on the property, which warrant follow-up.  Based on the favorable geological, geochemical, and geophysical indicators, management of the Company believes that the Rosebud 12 property has excellent potential for a significant gold discovery.

Exploration History

The property area has little history of previous gold exploration.  There is no record of gold exploration on or near the property despite the presence of favorable gold geochemistry.

Planned Future Work

The Company’s 2011 exploration plans include extensive mechanized trenching of existing gold-in-soil anomalies, additional soil sampling, ground magnetic surveys and geological mapping.  The goal of this work is to identify and prioritize drill targets.  The Company has proposed exploration expenditures of $300,000 for 2011.

Mount Hinton Property

Location and Access

The Mount Hinton Property lies about 10 kilometers southeast of Keno City, a largely abandoned mining town that is 59 kilometers northeast of the village of Mayo and 375 kilometers north of Whitehorse, the territorial capital.  Mayo is accessible from Whitehorse by a chip sealed highway and an all season gravel road that links Keno City with Mayo.  The Mount Hinton Property is served by 10 kilometers of good all-weather dirt road that extends from Keno City to an exploration camp located in the west-central part of the claim group in the upper Duncan Creek valley.  A rough 7 kilometer-long four-wheel drive road accesses the north side of the property via Thunder Gulch.  About 8 kilometers of four-wheel drive road were constructed in 2003 and 2004 to connect the north and south peaks of Mount Hinton with both the Duncan Creek and Thunder Creek roads.  A 7-kilometer bulldozer trail was also constructed to access the headwaters of Granite Creek. A rough bulldozer trail along Keystone and Granite Creeks also links the south part of the property to a government maintained road at the west end of Mayo Lake. The west part of the property can be accessed by rough bulldozer trails constructed by placer miners along both banks of Duncan Creek. The east parts of the property are best accessed by helicopter and a Whitehorse helicopter company normally has a Bell 206 Jet Ranger based in Mayo from early May to late September.

The Mount Hinton property is relatively well served by local infrastructure. Mayo, with a year-round population of about 500, is the local supply and services centre. It was the transportation hub for the former United Keno Hill Mines silver-lead mining and milling operation and a number of residents in the area have surface and underground mining skills. An underutilized hydroelectric facility is located near Mayo and transmission lines extend to Elsa and Keno City. There are no services available in Keno City.

Mineral Claims Included in Mount Hinton Property

The Mount Hinton property consists of 273 contiguous, unsurveyed mineral claims located in central Yukon Territory, immediately southeast of Keno City.  The claims were staked under the Yukon Quartz Mining Act.  A Yukon mineral claim is 51 acres in size and, because of the complex staking history, many of the Mount Hinton claims are not full size and the property covers an aggregate area of about 12,355 acres.

Agreements

Under the Property Option Agreement with Rockhaven Resources Ltd. (“Rockhaven”) dated April 7, 2011, the Company was granted an option to earn a 100% undivided interest in the property.  Mill City can exercise the option by: (i) paying Rockhaven a cash payment of $200,000 and issuing to Rockhaven that number of Mill City shares equal to 19.9% of issued Mill City common shares immediately upon regulatory approval; and (ii) making staged cash payments totaling $4.97 million by December 31, 2014, half of which can be paid by the issuance of Mill City shares, so long as no such share issuance results in Rockhaven holding greater than 19.9% of the Company’s issued shares. The option agreement is subject to the approval of the TSX-V.

Rockhaven has retained a 2% net smelter return royalty in any commercial production of precious and base metals from the property.  During the option exercise period, Rockhaven also has the optional right to maintain its 19.9% shareholding by participating in Mill City equity financings.

Regional and Local Geology

Bedrock geology of the Mount Hinton area is dominated by thin bedded to massive quartzite and phyllite of the Mississippian Keno Hill Quartzite or "Central Quartzite" Formation. Triassic metadiorite and metagabbro or "greenstone" sills intrude the layered strata. The west side of the property is bounded by the Robert Service Thrust Fault, which emplaces metamorphosed clastic sedimentary rocks of the Upper Proterozoic Hyland Group (locally called "Upper Schist") over the Keno Hill Quartzite. Both the Robert Service Thrust Fault and enclosing rocks are intruded by the Lower Cretaceous Roop Lakes Pluton, a Tombstone Plutonic Suite granodiorite stock that lies about 10 kilometers east of the main area of vein mineralization on the Mount Hinton property. A single felsite dyke is the only igneous body on the property that is possibly related to the Roop Lakes Pluton.

The Mount Hinton property and the nearby Keno Hill mining camp are in the central part of the 550 kilometer-long Tombstone Gold Belt, a region of gold and silver mineralization related to Lower Cretaceous Tombstone Suite granitic plutonism that stretches across Yukon Territory. Between 1913 and 1989, at least 6 600 tonnes of silver, 35 000 tonnes of lead and 21 000 tonnes of zinc were extracted from extensive and numerous vein faults in the Keno Hill area. All creeks draining the Mount Hinton property contain anomalous placer gold concentrations and two of them have supported long-term placer gold mining operations.

Exploration History

The Mount Hinton property has received relatively little physical work, mostly in the form of hand and machine trenching, to delineate the numerous historical prospecting discoveries of gold-silver mineralization. Much of the exploration was by United Keno Hill Mines Ltd. in the 1960’s and it was carried out under difficult conditions, requiring numerous fly camp moves in order to maintain productivity in the rugged terrain. Road access was improved to and within the property in 2003 and 2004, permitting the more efficient use of labor and machinery.
The primary exploration target on the Mount Hinton property is a 300 meter-wide, 3.4 kilometer-long trend of relatively well mineralized gold and silver bearing quartz vein bedrock or float occurrences that are hosted by dilatent fault zones. As many as 72 mineralized veins or discrete mineralized vein float trains have been discovered to date in this trend. Follow up hand trenching in the 1960's was directed toward uncovering the source of better mineralized quartz vein float but this was only partially successful because of coarse unstable talus, permafrost and steep terrain.  Despite these obstacles, four of the prospecting targets were exposed well enough over limited strike lengths to permit detailed sampling.

The three main targets on the property include the #5 Vein, Granite Creek Basin and the #1 Vein.

The #5 Vein is located in the south-central part of the property.  Historical work included percussion drilling and excavator trenching within a 100 by 600 meter area at the top of a ridge where the vein is exposed at surface.  This work identified a 20 meter-wide structural zone hosting anomalous gold and silver mineralization.  The 2010 work by Rockhaven outlined a soil geochemical anomaly that extends 1080 meters southwest along strike from the vein exposure in a previously unexplored part of the property.  This anomaly is 25 to 100 meters wide and features strongly elevated gold (10 to 171 ppb), arsenic (31 to 681 ppm), silver (0.2 to 4.1 ppm), and antimony (4 to 61 ppm) values.  Geological mapping and prospecting indicate that the anomaly is associated with brittle rock units, which are particularly favorable for vein development.

The Granite Creek Basin target is situated in a valley immediately northeast of the #5 Vein.  This target was originally identified in 1965 when silt samples taken from the valley during a district-wide geochemistry program conducted by the Geological Survey of Canada returned the strongest gold-in-silt anomalies within the Keno Hill mining camp.  Despite these very encouraging results, no systematic exploration has been conducted at this target.  Auger soil sampling conducted by Rockhaven in 2010 identified a 500 by 600 meter soil geochemical anomaly within which 40% of the samples yielded strongly anomalous values between 50 and 3310 ppb (0.05 to 3.31 g/t) gold.

The #1 Vein is located in the eastern part of the property about 4 km northeast of the #5 Vein.  Historical work at the #1 Vein consisted of four excavator trenches and two diamond drill holes. Reinterpretation of the geology indicates the holes tested a bedding plane fault, not one of the transverse vein structures which are known to host the most significant vein occurrences in the Keno Hill mining camp.  Prospecting by United Keno Hill Mines in 1966 at the #1 Vein discovered galena float boulders grading 30,822 g/t (or 899 oz/ton) silver and 14,400 g/t (or 420 oz/ton) silver.  The source of this material has never been located.  The best soil sample from Rockhaven’s 2010 work on this target was collected 600 meters northeast of the drill area along the projected trace of the vein structure.  It returned 93.2 ppm silver and 1185 ppm lead.

Planned Future Work

The Company’s 2011 exploration plans will consist of extensive mechanized trenching, chip sampling and diamond drilling of priority targets.

Lost Horses Property

Location and Access

The four claim groups comprising the Lost Horses Property are centered approximately 100 kilometers east of Dawson City in central Yukon.  Access to the properties is by helicopter. The closest road access points are at the former Brewery Creek Mine on the North Klondike Road, which lies 65 kilometers west-northwest, 30 kilometers west-southwest, 55 kilometers north- northwest and 54 kilometers north-northwest of the Black, Ham, Hobo and Ross properties respectively, and on the Clear Creek Road, 10 kilometers to the southwest, 36 kilometers south, 25 kilometers southwest and 20 kilometers southwest of the Black, Ham, Hobo and Ross properties respectively. During an exploration program carried out in 2008, all operations were conducted out of a temporary base at the Dawson City Airport with intraday refueling at the Brewery Creek mine site.

Mineral Claims Included in the Lost Horses Property

The Lost Horses property consists of 180 mineral claims comprising four non-contiguous properties known as the Black, Ham Hobo and Ross properties,   The claims are due to expire on February 9, 2014.

Agreements

Under the Property Option Agreement with Strategic Metals Ltd.(“Strategic”)  dated April 18, 2011, the Company has an option to earn a 100% interest in the Lost Horses, Marny and Track properties.  Under the terms of the agreement, the Company can exercise the option by: (i) paying Strategic $150,000 upon regulatory approval, and (ii) paying an aggregate of $850,000 on or before March 31, 2013 issuing Strategic 5 million of the Company’s common shares by March 31, 2013.  At the Company’s election it can reduce the amount of the cash payments by up to one-half by issuing Strategic additional shares, the value of which is equal to the reduced amount of the cash payments. Strategic Metals has retained a 2% net smelter return royalty in any commercial production of precious and base metals from the properties.

Regional and Local Geology

The Lost Horses properties are located northeast of the Tintina Fault in an area where plutons of the Tombstone Suite intrude sedimentary rocks of the Selwyn Basin. Selwyn Basin is a tectonic element composed of deep water clastic sediments, chert and minor carbonate accumulated along the North American continental margin during Paleozoic time (Pigage, 2004). The Tombstone Suite comprises metaluminous, subalkaline to locally alkaline, mainly intermediate to felsic intrusions of Mid-Cretaceous age (Mortensen et al, 2000). These reduced intrusions are often associated with precious metal mineralization (Hart, 2007). The Tombstone Suite forms a belt of batholiths, stocks, plugs, dykes and sills that were emplaced approximately 91 Ma, after the most recent deformation event. The larger intrusions are often surrounded by extensive metamorphic aureoles featuring hornfels in shaly units and skarn in limy units. Another belt of granitic intrusions (the Late Cretaceous McQuesten Suite), partially overlaps the belt of Tombstone Suite intrusions.

The Black property lies along the southern edge of the Lost Horses Stock, which belongs to the Tombstone Suite. The stock is an 8 kilometer-diameter, sub-circular body with a granitic core that grades outward to coarse, porphyritic syenite. The Hobo property lies 2 kilometers to the north of the Hobo Stock, a small (1000 meter-diameter) intrusion of the Tombstone Suite. The Ham property is situated about 1000 meters east of another small Tombstone Suite intrusion that is not large enough to appear on regional-scale maps. No intrusions have been mapped in the immediate vicinity of the Ross property.

All of the above mentioned intrusions cut a package of folded and thrust imbricated sediments. The thrust faults, which trend west-northwest and verge toward the northeast, were formed by large-scale plate convergence during Jurassic and Cretaceous (160 to 130 Ma) times (Fingler, 2005). Regional-scale maps show three major thrust faults but there are also many smaller subparallel structures. The closest of the major thrust faults is the Robert Service Thrust, the surface trace of which is on average 40 kilometers north of the properties. The major thrusts pushed units of Selwyn Basin over shallow water stratigraphy of Mackenzie Platform and resulted in local imbrication of these two tectonic elements.

Exploration History

The area covered by the Black Property was first staked in June 1980 as the Fiona claims by Mattagami Lake Exploration Limited, which conducted a small program of geochemical sampling and geological mapping in summer 1981. That program did not identify any significant geochemical anomalies or mineralization and the claims were allowed to lapse without further work (Biczok, 1982).

The Ham Property covers ground that has not yet been explored in detail; however the nearby Ida and Oro claims have been worked intermittently since the late 1970s. The Ida claims were first staked by Rio Tinto Canadian Exploration Ltd. (Riocanex). From 1979 to 1981, it conducted geological mapping, rock and soil geochemical sampling and blast trenching for a total of 3268 soil samples, 44 rock samples and 936 chip samples (McClintock, 1979, Winkler and McClintock, 1980 and McClintock, 1981). The Ida area was restaked in 1987 by Noranda
Exploration Company Ltd as the Ida 1-23 and Oro 1-28 claims. From 1987 to 1988, Noranda took 1597 soil samples and a combined total of 324 rock and chip samples (Copland, 1988 and MacKay, 1989). In 1989, it collected another 115 rock samples from 10 hand trenches and 125 chip samples from outcrop on the property (Duke, 1990).

In early 1995, the property was transferred to Hemlo Gold Mines Inc., which optioned it to Orinoco Gold Inc. later in the same year. That summer Orinico took a total of 218 rock and 53 soil samples. Although the assessment report for this work could not be located, it was referenced in subsequent reports by NovaGold Resources Inc. (Schulz and Johnson, 2000 and Johnson et al., 2001).

In mid-1999, NovaGold acquired a 100% interest in the property. In 1999 and 2000, it conducted geological mapping and rock sampling surveys (Schulz and Johnson, 2000 and Johnson et al., 2001). Alexco Resources Canada Corp. bought the Ida and Oro claims from NovaGold in 2005.

In 2004 Sean Ryan staked the Oreo 1-40 claims nearby and in 2006 added the Oreo 41-180 and Oreox 1-140 claims.

The area immediately south of the Hobo Property was staked in 1992 as the Ho claims by Brian Lueck and Bob Wonga to cover silt geochemical anomalies. Those claims were later optioned to Regent Ventures Ltd., which performed limited soil, silt and rock geochemical sampling. This sampling identified a small gold anomaly, but no further work was done before the claims were allowed to lapse. The area was restaked in 1998 as part of the Bonus claims, which were part of Oki-Doki Project of International Kodiak Resources Inc. Kodiak Resources silt sampled creeks draining the property. Those samples returned minor anomalies but the claims were again allowed to lapse. Minor placer mining has been conducted on Hobo and Arizona Creeks, with the workings 1 to 2 kilometers northeast of the current Hobo claim block. To date, a total of 96 ounces of gold has been mined from the two creeks.

The area covered by the Ross Property was first staked in 1996 by Kodiak Resources as part of the Bonus claims, which were included in its Oki-Doki Project. Kodiak Resources completed minor silt sampling in some of the creeks draining the property. Sampling returned minor anomalies but no follow up work was completed before the claims were allowed to lapse.

During the summer of 2008, helicopter-borne magnetic and variable time domain electromagnetic (VTEM) surveys were conducted over the properties on behalf of ATAC Resources Ltd. The program was managed by Archer, Cathro & Associates (1981) Limited and was performed between June 6 and June 15, 2009. A total of 810 line kilometers were flown (251 kilometers, 180 kilometers, 187 kilometers and 187 kilometers for Black, Ham, Hobo and Ross properties, respectively). The work was completed from a temporary base at the Dawson City Airport.

Planned Future Work

The Black and Ham properties have several interesting magnetic and VTEM anomalies that could be related to Tombstone Suite intrusions and adjacent hornfelsed and/or skarnified wallrocks. Little geological and geochemical data have been collected on these properties so it is recommended that mapping and prospecting be done in conjunction with grid soil sampling. Activities should focus on the magnetic lows that are expected to mark buried plutons and on the surrounding magnetic highs that could be thermally metamorphosed wallrocks.

The Company’s 2011 exploration plans for the Lost Horses property will consist of soil geochemical surveys and systematic prospecting followed up with diamond drilling, if warranted.

Marny and Track Properties

Marny Property

Location and Access

The mineral claims comprising the Marny property are located 5 kilometers north-northeast of Dawson City, Yukon., in the Tombstone Mountains, part of the Ogilvie Range.  The claims are located at the head of Fireweed Creek, a tributary of the Chandindu River.  During the past, access has been by helicopter from Dawson City or from a debarkation point on the Dempster Highway, 29 kilometers to the east.  In the future, if the property warrants it, equipment could be hauled to the property by one of two routes:

1)	Along the Tombstone River valley, from the Dempster Highway to the Chandindu River Valley (35 kilometers) and then up the Chandindu and Fireweed valleys (10 kilometers) to the property.

2)
Along the Chandindu River road, a dirt track that crosses relatively flat terrain from Dawson City to the Chandindu River, roughly 15 kilometers south of the property. Equipment could then be hauled up the Chandindu and Fireweed Valleys approximately 16 kilometers to the property.

Mineral Claims Included in the Marny Property

The Marny property consists of 20 contiguous mineral claims located in the Yukon Territory. The claims are due to expire February 9, 2012.

Agreements

Under the Property Option Agreement with Strategic Metals Ltd.(“Strategic”)  dated April 18, 2011, the Company has an option to earn a 100% interest in the Lost Horses, Marny and Track properties.  Under the terms of the agreement, the Company can exercise the option by: (i) paying Strategic $150,000 upon regulatory approval, and (ii) paying an aggregate of $850,000 on or before March 31, 2013 issuing Strategic 5 million of the Company’s common shares by March 31, 2013.  At the Company’s election it can reduce the amount of the cash payments by up to one-half by issuing Strategic additional shares, the value of which is equal to the reduced amount of the cash payments. Strategic Metals has retained a 2% net smelter return royalty in any commercial production of precious and base metals from the properties.

Regional and Local Geology

The Marny property is located in the Tombstone Gold Belt within the Dawson Mining District.  The Tombstone Gold Belt hosts a wide variety of precious metal occurrences, including vein, stockwork, skarn and replacement-style deposits.  The most noteworthy deposits within the belt are; the Fort Knox, True North and Pogo Mines in Alaska; and the former Brewery Creek Mine and the current and former mines comprising the Keno Hill District in Yukon.

Exploration History

The Marny Property is primarily of interest for skarn-style mineralization.  Historical geochemical and geophysical surveys have identified anomalies in sedimentary rocks on the margins of granitic plutons assigned to the Tombstone Suite.  Drilling on claims adjoining the Marny property has confirmed that gold occurs in skarnified horizons along with tungsten and bismuth, which are common gold pathfinders in the Tombstone Gold Belt.

Planned Future Work

The Company’s 2011 exploration plans for the Marny property will consist of soil geochemical surveys and systematic prospecting followed up with diamond drilling, if warranted.

Track Property

Location and Access

Access to the claims is normally by helicopter from year-round bases in Dawson City, 40 kilometers southeast of the property. In 2007, the geophysical surveys were flown by an Astar B3 helicopter working from a temporary base at the Dawson City airport, with intraday refueling at the nearest road accessible location (Cassiar Dome), 14 kilometers northwest of the property. Cassiar Dome lies 66 kilometers from Dawson City and is reached by the Top of the World Highway and Clinton Creek Road.  A winter access trail is shown on the Yukon Tote Trail map leaving the Klondike Highway near Bear Creek east of Dawson City and paralleling the north side of the Yukon River to within about 6 kilometers of the property. The condition of this route is unknown. A bulldozer trail also extends from the Yukon River onto the property. The bulldozer that built this trail was positioned from Dawson City by barge.

Mineral Claims Included in the Track Property

The Track property is located in west-central Yukon, 7 kilometers north of the Yukon River.  The property consists of 8 contiguous mineral claims that expire February 15, 2013.

Agreements

Under the Property Option Agreement with Strategic Metals Ltd.(“Strategic”)  dated April 18, 2011, the Company has an option to earn a 100% interest in the Lost Horses, Marny and Track properties.  Under the terms of the agreement, the Company can exercise the option by: (i) paying Strategic $150,000 upon regulatory approval, and (ii) paying an aggregate of $850,000 on or before March 31, 2013 issuing Strategic 5 million of the Company’s common shares by March 31, 2013.  At the Company’s election it can reduce the amount of the cash payments by up to one-half by issuing Strategic additional shares, the value of which is equal to the reduced amount of the cash payments. Strategic Metals has retained a 2% net smelter return royalty in any commercial production of precious and base metals from the properties.

Regional and Local Geology

Under the Property Option Agreement with Strategic Metals Ltd.(“Strategic”)  dated April 18, 2011, the Company has an option to earn a 100% interest in the Lost Horses, Marny and Track properties.  Under the terms of the agreement, the Company can exercise the option by: i) paying Strategic  an aggregate of $1 million on or before March 31, 2013, and ii) issuing Strategic 5 million of the Company’s common shares by March 31, 2013.  At the Company’s election it can reduce the amount of the cash payments by up to one-half by issuing Strategic  additional shares, the value of which is equal to the reduced amount of the cash payments. .Strategic Metals has retained a 2% net smelter return royalty in any commercial production of precious and base metals from the properties.

Exploration History

The Track Property is primarily of interest for skarn-style mineralization.  Historical geochemical and geophysical surveys have identified anomalies in sedimentary rocks on the margins of granitic plutons assigned to the Tombstone Suite.  Drilling on the Track property has confirmed that gold occurs in skarnified horizons along with tungsten and bismuth, which are common gold pathfinders in the Tombstone Gold Belt.

Planned Future Work

The Company’s 2011 exploration plans for the Track property will consist of soil geochemical surveys and systematic prospecting followed up with diamond drilling, if warranted.

Croxall Property

Location and Access

The Croxall Property is located within the northwest corner of Price Township and parts of southern Ogden and eastern Thorneloe Townships, approximately 18 kilometers southwest of the city center of Timmins, Ontario.  It consists of 60 contiguous unpatented mining claim units. The property covers several gold occurrences.

Access to the property is obtained by traveling southwest from the Timmins city center down Dalton Road, a well-maintained gravel road approximately 18 kilometers.  Dalton Road crosses through the northern portion of the claim group and a few secondary logging and cottage access roads provide further access to the southern portions of the property.  There is no infrastructure located at the property.  Power needed for exploration activities would be provided by diesel-powered generators.  Water would be provided from nearby sources, such as streams or lakes, located on the property, subject to obtaining the necessary permits from government authorities.

Mineral Claims Included in Croxall Property

The Croxall property consists of 59 unpatented mining claims totaling 60 mining claim units covering approximately 2,400 acres.  The claims expire between February 14, 2016 and August 19, 2016.

Agreements

Under the Letter Agreement dated September 21, 2010 with Temex Resources Corp. (“Temex”), the Company can earn a 75% undivided interest in the property.  The Company initially issued 250,000 common shares to Temex.  To exercise the option, the Company must (1) incur exploration expenditures of at least $250,000 by September 21, 2011 and an additional $500,000 of exploration expenditures by September 21, 2014; and (2) make all remaining cash payments owed by Temex to the vendors of the property, which payments are $30,000 by June 22, 2011 and $30,000 by June 22, 2012.  The Company can extend for one year the time for completion of each milestone of the foregoing work commitment, by notice to Temex if given prior to the applicable anniversary of signing.  Each extension shall require the Company, subject to TSX-V approval, to allot and issue to Temex 125,000 common shares.  If no extension is granted to the Company in accordance with the foregoing then the Company shall exercise the option on or before September 21, 2014 (the expiration of the “Earn-in Period”) provided that each such extension which is granted to the Company shall extend the Earn-in Period by one year.

Upon exercise of the option by the Company, Temex will have 60 days to either (1) continue to participate in the joint venture on the property with the Company, or (2) allow its interest in the joint venture to be diluted by the Company.

Regional and Local Geology

The Croxall property lies within the southern portion of the Abitibi Greenstone Belt of the Superior province of the Canadian Shield, which consists of an east-west trending suite of dominantly mafic to felsic metavolcanic, metasedimentary rocks and lesser ultramafic metavolcanic rocks, and a variety of granitoid intrusives. Within the Porcupine gold camp, the metavolcanic rocks are divided into two groups, the Deloro and the Tisdale Groups (Pyke, 1982). The Deloro group consists of an older calc-alkaline sequence of andesite, basalt, dacite, and rhyolitic pyroclastic rocks capped by iron formation confined to a larger domal feature to the south, referred to as the Shaw Dome. The younger, overlying Tisdale group consists of basal ultramafic volcanics and basaltic komatiites, overlain by a thick sequence of tholeiitic basalts and capped by dacitic volcaniclastics (Pyke, 1982). A major east striking belt of clastic metasediments separate the Tisdale group to the north and Deloro Group to the south, and is bounded on the south side by the regionally extensive Destor-Porcupine Fault. This sedimentary sequence consisting of wackes, siltstones, sandstones and lesser conglomerate has been divided into two groups referred to as the Porcupine and Timiskaming groups (Piroshco and Kettles, 1991). The two groups of sediments are separated by the Timiskaming
Unconformity. The Porcupine Group is the older of the two groups and conformably overlies the Tisdale Group of rocks, while the younger Timiskaming group of sediments forms an angular unconformity with both the Tisdale Group volcanics and Porcupine Group sediments within the Timmins area (Piroshco and Kettles, 1991).
The majority of gold deposits within the Timmins area occur proximal to fault structures or within fault-bounded blocks, and the mineralized vein zones commonly occupy brittle fracture zones in these areas. The more productive faults recognized to date within the Timmins area are the Destor-Porcupine, Dome, and Hollinger faults. Most mineralized vein structures in the area are associated with carbonate-quartz-sericite-pyrite-albite alteration envelopes that are superimposed on existing, more extensive carbonate and chlorite alteration zones (Piroshco and Kettles, 1991). Within the western end of the Timmins gold camp, the Destor-Porcupine Fault Zone is offset along the north-south trending Mattagami River Fault approximately 7 kilometers further south into Price Township.

The Croxall Property is underlain primarily by a variably sheared and folded sequence of greywackes, minor arkosic sandstones, conglomerates, graphitic sediments, and lesser mafic volcanic flows and tuffs, ultramafic volcanics and feldspar+/- quartz porphyry dykes and sills. Several north and northwest trending diabase dykes traverse the property. One large feldspar porphyry lenticular shaped plug occurs within the north-central portion of the claim group surrounded by magnetic ultramafic volcanics and intrusives. A significant amount of shearing, sericite-carbonate, hematite-silica alteration and pyrite+/- arsenopyrite mineralization are documented in historical drill holes throughout the claim group and along geological contacts in particular. The Destor-Porcupine Fault Zone passes eastward along the extreme southern portion of the property. The Mattagami River Fault trending north-south lies along the extreme east property boundary. Gold values ranging from 100 to 500 ppb gold are more common while values greater than 1 or 2 g/t gold are less common. From a review of available data to date and drill core, elevated gold values appear to have been commonly associated with reddish hematite altered porphyritic felsic intrusions within the northern half of the property. The southern half on the Croxall Property had widespread carbonate and sericite alteration, minor sporadic quartz veining, very minor sulphide mineralization and very rare porphyry intrusives along with weaker gold values.

Exploration History

The Croxall Property has seen an extensive amount of exploration work carried out on it previously, including airborne and ground geophysical surveying, soil sampling, geological mapping and various diamond drilling campaigns in which 40 diamond drill holes were completed. The work is summarized below.

1946:  Bruin Yellowknife Mines Ltd carried out a ground magnetic survey over portions of the Croxall Property.

1964:  North Rock Exploration Ltd completed two diamond drill holes (NR-1 and NR-2) and a total of 278.3 meters in the northern part of the current property.

1982-1984:  Prospector Robert Rousseau performed a limited amount of mechanical trenching within the southern portion of the property.

1983:  Samin Canada carried out airborne magnetic and electromagnetic surveys over the property.

1985:  Herman Titley carried out a magnetic survey over a portion of the property.

1986:  Prospectors Jim Croxall and Matti Kangas performed limited mechanical trenching in the southern portion of the property.

1987-1990:  Chevron Canada Ltd carried out airborne magnetic and VLF electromagnetic surveying, line-cutting, ground magnetic and induced polarization surveys, geological mapping, mechanical trenching and soil sampling over the Croxall Property. A follow-up diamond drilling program consisting of four holes and 924.6 meters was reported to have yielded a few low grade intervals of 2.88 g/t gold over 0.6 meters from hole PO-88-2 and 0.55 g/t gold over 12.4 meters from hole PO-88-4.

1991-1995:  Jim Croxall and Matti Kangas completed mechanical trenching to evaluate several induced polarization anomalies outlined by Chevron Canada Ltd.  Follow-up diamond drilling was carried out with 13 holes totaling 1244 meters being completed.

1995-1998:  Inmet Mining Corporation optioned the property and completed line cutting, ground magnetometer and induced polarization surveying followed up by 12 diamond drill holes totaling 3073 meters.

2002-2004:  Porcupine Joint Venture completed airborne magnetic surveying and a Mobile Metal Ion soil sampling survey over the Croxall Property. A six-hole diamond drill program covering 1294 meters was subsequently carried out.

2004-2005:  Lake Shore Gold Corporation optioned from prospectors Jim Croxall and Matti Kangas in 2004.  A total of 5 diamond drill holes and 1884.0 meters and were subsequently drilled in 2005 targeting the feldspar porphyry intrusions within the northern portion of the current property. No significant gold values were obtained and the option was later dropped.

2009:  Temex Resources Corporation optioned the 60 mining claim units from prospector Jim Croxall, Bob DeCarle and Mrs. Matti Kangas.

Temex carried out a program of diamond drilling and soil sampling on the property from August 2009 to October 2009.  The drilling program consisted of 8 holes and 2,863 meters which targeted various areas with anomalous gold mineralization, felsic intrusives and strong alteration. The drilling program was successful in expanding the geological and structural understanding of the property area and in locating additional gold mineralization.  The northern half of the property was found to have a dominant hematite-silica-pyrite alteration associated with numerous felsic intrusive sills and plugs.  The southern half of the property was found to have a dominant sericite-ankeriate alteration with occasional quartz-ankerite veining, generally very minor sulfides and no felsic intrusions.  A limited amount of Mobile Metal Ion soil sampling was also carried out over selected untested historical induced polarization anomalies within the extreme north part of the claim group and were found to have anomalous concentrations of zinc and lead in the soils.

Planned Future Work

The Company’s 2011 exploration plans for the Croxall property will consist of a drilling program comprised of 6 or more holes totaling at least 2,500 meters.  The Company has proposed exploration expenditures of $600,000 for 2011.  Diamond drilling carried out in January and early February of 2011 consisted of three holes totaling 1,254 meters.  No significant assays were returned from samples taken from the first three holes.  The Company plans to carry out additional diamond drilling in the summer of 2011.

GP2 Property

Location and Access

The property is located in the Norton-McFaulds Lake Area of Northern Ontario in areas BMA 523 864, BMA 523 871 and BMA 522 871.  The property can be found approximately 90 kilometers northwest of Marten Falls First Nation at Ogoki Post, Ontario and approximately 46 kilometers southwest of the Eagle One property of Noront Resources Ltd.  Fly in access can be obtained from flight bases in Armstrong, Ontario at the end of Highway #527 or from Nakina, Ontario by taking Provincial Secondary Route #584, 65 kilometers north from Geraldton, Ontario.  There is no infrastructure located at the property.  Power needed for exploration activities would be provided by diesel-powered generators.  Water would be provided from nearby sources, such as streams or lakes, located on the property, subject to obtaining the necessary permits from government authorities.

Mineral Claims Included in the GP2 Property

The GP2 property consists of 17 unpatented claims totaling 240 claim units covering approximately 9,600 acres.  The claims expire between February 20, 2013 and March 19, 2013.

Agreements

Under the Letter Agreement dated September 2, 2008 with Temex and East West Resource Corporation (now known as Rainy Mountain Royalty Corp. (“Rainy Mountain”)), the Company can earn an undivided 50% interest in the property.  The Company initially issued 375,000 common shares to each of Temex and Rainy Mountain.  To exercise the option, the Company must incur at least $500,000 of exploration expenditures by September 2, 2009, issue an additional 125,000 common shares to each of Temex and Rainy Mountain by September 2, 2009, incur an additional $1,500,000 of exploration expenditures by September 2, 2010, and incur an additional $3,000,000 of exploration expenditures by September 2, 2011.  The Company may extend for one year the time for completion of each milestone of the foregoing work commitment, by notice to Temex and Rainy Mountain if given prior to the applicable milestone deadline.  Each extension requires the Company, subject to TSX-V approval, to allot and issue to each of Temex and Rainy Mountain 125,000 common shares.  If no extension is granted to the Company in accordance with the foregoing then the Company must exercise the option on or before September 2, 2012 (the expiration of the “Earn-in Period”) provided that each such extension which is granted to the Company shall extend the Earn-in Period by one year.  The Company incurred $525,073 of exploration costs during 2008 and issued 250,000 common shares in 2009.

On July 27, 2010, the Company announced that it had extended the time for completion of its work commitments on the GP2 property of $1,500,000 by September 2, 2010 and an additional $3,000,000 by September 2, 2011 by one year.  Prior to September 2, 2011, the Company intends to further extend these work commitments to September 2, 2012 and September 2, 2013 respectively.  The Company issued an additional 250,000 common shares to obtain this extension from Temex and Rainy Mountain.

Upon exercise of the option by the Company, each of Temex and Rainy Mountain will have 60 days to elect to either (1) continue to participate in the joint venture on the property, or (2) relinquish its participating interest in joint venture in exchange for a 7.5% carried and non-assessable interest in the property to the date of commencement of commercial production.

Regional and Local Geology

The GP2 property is located in the Mameigwess-Rowlandson Lake Greenstone Belt to the unnamed greenstone belt found on surface over 27 kilometers long to the east in the Fishtrap Lake area, which is probably an extension of the Mameigwess-Rowlandson Lake Greenstone Belt located to the west by Lansdowne House, Ontario. This greenstone belt consists of mafic pillow lava volcanics bordered mainly by larger posttectonic plutons of pegmatite granites and monzonites. Specifically, the GP2 property has been mapped as containing quartz diorite rocks along southwest-northeast trend outlined by an original aeromagnetic trend that can be seen from the results of an aeromagnetic survey flown from 1959 to 19601. Associated with the volcanics in the Mameigwess-Rowlandson Lake Greenstone Belt to the more easterly unnamed belt are the Lansdowne House intrusion to the west and Fishtrap hornblende gabbro intrusion to the east of the property that may represent similar or related intrusions to that discovered in a portion of the GP2 Property. This intrusion either or both intruded along and within the “Ring of Fire” arc and the large crustal scale Stull-Wunnumin Fault mapped out to the west-northwest to east-southeast of which controls the emplacement of Lansdowne House and Fishtrap intrusions in the Mameigwess-Rowlandson Lake Greenstone Belt to the unnamed greenstone belt.

_____________________________

1 1962 Bostock, H.H. of the Geological Survey of Canada.

Exploration History

Apart from the earlier reconnaissance geology and geophysics performed by the federal and provincial geological surveys, there has been no previous work on the GP2 property itself and the property was unexplored prior to the recent VTEM and magnetic survey flown for the drill program conducted by the Company in September 2008. However, detailed geology mapped in the Mameigwess-Rowlandson Lake Greenstone and adjacent belts and interpretation of the same magnetic trend on the property as with properties in the greater McFaulds Lake or “Ring of Fire” area provided previous work in the region and analysis leading up to the planning of the drill program.

In September 2008, the Company drilled a total of 8 holes totaling 1,287 meters on the GP2 property.  The holes were designed to test for nickel and copper mineralization on potential ultramafic-mafic intrusions and test for potential VMS mineralization in metavolcanic rocks.  The program was successful in intercepting both types of deposits.  Nickel and copper mineralization was intercepted on an intrusion with as high as 1.432% copper and 0.412% nickel on some intercepts and an overall weighted average of 0.2% copper and 0.057% nickel in 61 samples.

Planned Future Work

The Company has no exploration plans for the GP2 property for 2011.  The Company intends to further extend its work commitment, which must be completed by September 2, 2011, to September 2, 2012.

Item 4A.    Unresolved Staff Comments.

Not Applicable.

Item 5.    Operating and Financial Review and Prospects.

The following discussion of the financial position, changes in financial position and results of operation of the Company for the fiscal years ended December 31, 2010, 2009 and 2008 should be read in conjunction with the accompanying audited financial statements of the Company and related notes included therein.

The Company’s financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except for the differences noted in Note 13 of the Company’s audited financial statements for the years ended December 31, 2010, 2009 and 2008, which are included herein.  The noon rate of exchange on April 29, 2011, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$0.9486 (US$1.0542 = CDN$1.00).  The effects of inflation and price changes have not had a material impact on the Company’s operations since its incorporation.

The Company’s financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge liabilities in the normal course of business.

Overview

The Company was incorporated on August 28, 1998 and remained without a business asset until 2002, when it acquired all of the issued and outstanding shares of 977887 Alberta Inc. in exchange for 13,668,413 common shares. The 13,668,413 common shares were then distributed to the shareholders of the company that had owned 977887 Alberta Inc.  Effective September 1, 2004, the Company continued and became a company under the Business Corporation Act (British Columbia).

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties, and either joint venturing or developing these properties further depending on the evaluation of the property.  The Company has been focusing on unproven mineral properties it has acquired in northern Ontario and the Yukon Territory.

Resource exploration and development is a speculative business, characterized by significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production.  As is common with most mineral exploration companies, the Company’s business requires significant amounts of capital to acquire properties for exploration, to conduct exploration on the properties to establish ore reserves and, if warranted, to develop metallurgical processes to extract the metals from the ore and to construct mining and processing facilities for mining.  While the Company has attempted to use shares of its common stock to acquire property interests in order to conserve its cash for use in its exploration activities, the Company’s ability to continue exploring its unproven mineral interests is dependent upon its ability to raise additional capital to fund its exploration expenditures. Additional capital may be sought from the sale of additional common shares or other equity or debt instruments. There is no assurance such additional capital will be available to the Company on acceptable terms or at all.  As the Company does not have any property interests with a known body of commercial ore at present, it cannot generate revenues from operations.

The Company tries to mitigate the risks inherent in mineral exploration by pursuing only those opportunities that appear to be most likely to result in a profitable outcome.  Also, as described above, the Company has tried to minimize its cash outlays by using shares of its common stock for property consideration.

Operating Results

Fiscal Year Ended December 31, 2010 Compared to Fiscal Year Ended December 31, 2009

During the year ended December 31, 2010, the Company incurred expenses of $591,212 compared with expenses of $714,570 in the same period of 2009.  The decrease of $123,358 was primarily due to a decrease in stock-based compensation of $159,683 resulting from the grant of stock options.  During 2010, the Company paid annual maintenance fees of $7,864 for its Yamba Lake property and these costs were recorded as an impairment charge.  During 2009, annual maintenance fees of $13,998 were paid for its Yamba Lake property and the remaining value of $14,098 was recorded as an impairment charge.  The Company also abandoned its interests in the Northern Star Eagle and Southern Star Eagle properties and wrote off the exploration costs of $1,065,580.  During the year ended December 31, 2010, the Company earned interest income of $9,084 to reduce the net loss before income taxes to $1,658,308 or $0.03 per share.  During 2009, the Company recovered $23,297 for a security bond on its property in Nevada to recover an impairment charge in 2008, and wrote off the full amounts of its Yamba Lake and Nevada properties.  Combined with interest income of $18,052 and foreign exchange losses of $3,059, the net loss before income taxes was $690,478 or $0.01 per share.  The Company also recorded a future recovery of income taxes in the amount of $225,000 relating to flow-through shares issued in 2008.  This further reduced the 2009 net loss to $465,478.

During 2010 and 2009, the Company incurred minimal expenditures on its unproven mineral interests due to overall market conditions and insufficient funds.  The Company spent $9,431 on its Northern Star Eagle and Southern Star Eagle property during 2009 and $-0- in 2010.  The total investment in the Northern Star Eagle and Southern Star Eagle property of $1,065,580 was written off during 2010.  Expenditures on the GP2 property were $4,807 plus shares valued at $12,500 for the acquisition cost in 2009.  In 2010, the Company issued shares valued at $12,500 to extend its exploration commitments by one year on the GP2 property.  During 2010, the Company issued shares valued at $32,500 to acquire an interest in the Croxall property in Northern Ontario and paid $75,000 and issued shares valued at $36,000 to acquire an interest in the Rosebud property in the Yukon Territories.

Fiscal Year Ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008

During the year ended December 31, 2009, the Company incurred expenses of $714,570 compared with expenses of $952,222 in fiscal 2008, a decrease of $237,652.  The major changes were a decrease of $101,321 in stock-based compensation resulting from a total of 3,950,000 options granted during 2008 and reductions of $34,487 for professional fees and $58,607 for investor relations, both related to financing.  During 2009, the Company recovered

$23,297 for a security bond on property in Nevada and recorded it as a recovery of impairment charge, and wrote off the full amount of its Yamba Lake and Nevada properties.  Combined with interest income of $18,052 and foreign exchange losses of $3,059, the net loss before income taxes was $690,478 or $0.01 per share in 2009.  The Company also recorded a future recovery of income taxes in the amount of $225,000 relating to flow-through shares issued in 2008, which further reduced the 2009 net loss to $465,478.  During 2008, the Company recorded an impairment charge of $474,627 on its Nevada properties and wrote down its investment on its Yamba Lake property in the Northwest Territories by $6,899.  This total impairment of $481,526 and a loss on foreign exchange of $613 less interest income of $50,292 increased the net loss to $1,384,069 or $0.03 per share.

During 2008, the Company acquired two options on unproven mineral properties.  The first was an option to acquire a 50% interest in 74 staked mineral claims at Northern Star Eagle and Southern Star Eagle located in the James Bay Lowlands region of northern Ontario, Canada, for $402,501, and incurred exploration expenditures of $641,148 on the properties.  The second was an option to acquire a 50% interest in the GP2 property also located in the James Bay Lowlands region.  GP2 comprises 17 mining claims totalling 240 claim units.  The Company has issued a total of 1,500,000 common shares (valued at $132,500) in 2008 and 2009 towards the acquisition cost of the properties and exploration expenditures of $525,073 were incurred on the property in 2008 and $4,807 in 2009.  In December 2009, the Company issued an additional 250,000 common shares, valued at $12,500, to extend its exploration commitments for an additional year.

Liquidity and Capital Resources

At December 31, 2010, the Company had working capital of $1,601,794.

The Company had options to earn a 50% interest in the Northern Star Eagle/Southern Star Eagle property and GP2 property in the James Bay Lowlands region of northern Ontario, Canada.  The Company had incurred cumulative exploration expenditures of $1,206,957 to September 30, 2010 on the properties and was required to incur exploration expenditures totalling $7,500,000 over a three-year period.  In December 2009, the Company extended the time to complete the exploration commitments on the Northern Star Eagle and the Southern Star Eagle property by one year by issuing 250,000 common shares (recorded at their fair value of $12,500), and in July 2010, the Company extended the time to complete the exploration commitments on the GP2 property by one year by issuing 250,000 common shares (recorded at their fair value of $12,500).  In October 2010, the Company terminated its agreement on the Northern Star Eagle and the Southern Star Eagle properties.

In September 2010, the Company entered into an option and joint venture agreement allowing the Company to earn not less than a 75% interest in the Croxall property, a 2,400 acre property located in the area known as the West Timmins Gold District, Ontario.  In October 2010, the Company obtained approval from the TSX-V and issued 250,000 common shares for the interest.

Also in October 2010, the Company completed a financing of 9,100,000 flow-through common shares at $0.10 per flow-through share and 5,900,000 units at $0.10 per unit for gross proceeds of $1,500,000.  Each unit consists of one common share and one-half warrant.  Each whole warrant may be exercised at a price of $0.15 until October 20, 2012.  The Company paid commissions of $89,400 plus expenses of $30,030 and issued 1,490,000 broker warrants, exercisable to acquire one unit at a price of $0.10 per unit under October 20, 2012.

In December 2010, the Company entered into an option agreement, as amended, in respect of the Rosebud 12 property located in Yukon, Canada.  To earn a 70% interest in Rosebud 12, the Company paid $75,000 and issued 200,000 common shares (recorded at their fair value of $36,000) and must make future payments of $1,375,000, issue 2,600,000 common shares and incur exploration expenditures of $200,000 by November 8, 2011.

As described above, exploration activities are required on the Company’s mineral interests.  As of the date of this annual report, the Company has sufficient funds to complete the exploration activities required during the current year due to the receipt of the proceeds from the financing completed in October 2010.  These exploration activities may change due to ongoing results and recommendations and the Company may be required to obtain additional financing.  The Company has relied solely on equity financing to raise the requisite financial resources.  While it has been successful in the past, there can be no assurance that the Company will be successful in completing future financings should the need arise.  Each year and on both properties in Northern Ontario, the Company has the option to defer the required exploration expenditures for one year by issuing additional common shares to the optionor.

Trend Information

None of the Company’s assets are currently in production or generate revenue.

Off-Balance Sheet Arrangements

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations

While the Company does not have any contractual obligations, it has several work commitment obligations that must be satisfied if it wishes to exercise its option on several properties.

Item 6.    Directors, Senior Management and Employees.

Directors and Senior Management

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this annual report, are as follows:
Name	Position with the Company	Term of Office (for each office held)
James R. Brown	Chairman President and Chief Executive Officer Director	October 2002 to present January 2004 to present October 2002 to present

Janice Brown	Chief Financial Officer Corporate Secretary Director	April 2005 to present November 2004 to present January 2004 to present

Gordon S. McKinnon	Director	July 2009 to present

Herbert J. Leary	Director	October 2010 to present

Each director’s term of office shall expire at the Company’s next annual general meeting.  The Company does not have an executive committee or a compensation committee. The Company’s audit committee is responsible for reviewing the Company’s financial statements before they are approved by the Company’s directors.

Janice Brown is the spouse of James R. Brown.  There are no other family relationships between any directors or executive officers of the Company.  To the best of the Company’s knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company.

The Company is an exploration stage junior exploration company.  As such, at its stage of development it does not require full-time employees.  The Company’s personnel needs will be dependent upon its level of exploration programs and financial condition.  The officers and directors of the Company will devote as much time as is needed.

Set forth below are brief descriptions of recent employment and business experience of the Company’s officers and directors.

James R. Brown (Age 61), Chairman, President, Chief Executive Officer and Director

Mr. Brown graduated from the University of Calgary, Alberta, Canada in 1971 with a Bachelor of Science Degree.  In 1972, Mr. Brown obtained his Graduate Gemologist in Residence Diploma from the Gemological Institute of America (“GIA”), in Los Angeles, California.  Mr. Brown taught gemology at the GIA for approximately two years after graduating from the school.  Mr. Brown was a principal shareholder in International Gemological Laboratories, a gem-trade laboratory operating in Tokyo, Japan.  This company was responsible for grading diamonds for the largest diamond importers in Japan.  In late 1975, Mr. Brown returned to Los Angeles, California and in 1976, moved to Calgary, Alberta, Canada to set up Diamonds International Ltd., a diamond import/export company.  In 1981, Mr. Brown became involved as a principal shareholder in Futurtek Communications Inc., a publicly traded company involved in manufacturing a series of automatic dialing devices that were marketed to the alternate long distance carriers who were competing with AT&T.  In 1985, Mr. Brown sold his controlling interest in Futurtek Communications Inc. to United Artists Communications of San Francisco.  Since 1986, Mr. Brown has been involved in various Canadian public companies involved in mining exploration and development.

Janice Brown (Age 60), Chief Financial Officer, Corporate Secretary and Director

Mrs. Brown has over 35 years of general accounting experience including over 15 years with various Canadian public companies.  Earlier in her career, Mrs. Brown had a private consulting firm where she provided accounting services to various industries and implemented cost control systems.  She later became involved with oil and gas companies specializing in joint venture accounting as well as converting their accounting from manual systems to computerized systems.  Mrs. Brown also dealt extensively with government Petroleum Incentive Program Grants and Alberta Petroleum Incentive Program Grants.  She has been the Chief Financial Officer of the Company since April 2005.

Gordon S. McKinnon (Age 27), Director

Mr. McKinnon graduated with an Honors Bachelor degree in Management and Organizational Studies from the University of Western Ontario in 2006 and has served as the President, CEO and a Director of Canadian Orebodies Inc. since its inception in January 2008.  From June 2007 to March 2008, Mr. McKinnon provided his services to Baltic Resources Inc. as Manager of Corporate Development.  In addition, Mr. McKinnon is a principal of McKinnon Prospecting Ltd., a private mineral exploration company, and has been a director of PhosCan Chemical Corporation, a bankable-feasibility stage phosphate company, since March 2008.

Herbert J. Leary (Age 48), Director

Mr. Leary has extensive experience in the real estate industry and the financial markets for three decades. He has been principal broker/owner of Leary Estates based in Los Angeles, California since 1994. Mr. Leary has been an investor in the Company and followed the Company since its early years. He brings a background in real estate investing, acquisitions, marketing and finance as well as a broad background in technology.

Compensation

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6) sets forth all annual and long term compensation for services in all capacities to the Company for the financial years ended December 31, 2010 and 2009 (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of each Chief Executive Officer and the Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity (other than the Chief Executive Officer and Chief Financial Officer), as at December 31, 2010, whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the “Named Executive Officers”):

					Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compen-sation ($) (5)
Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)	Annual Incentive Plans	Long-term Incentive Plans			Total Compen-sation ($)
James R. Brown CEO and President	2010	Nil	N/A	157,679(1)	N/A	N/A	N/A	126,026	283,705
	2009	Nil	N/A	39,732(2)	N/A	N/A	N/A	137,535	177,267
Janice Brown CFO & Corporate Secretary	2010	Nil	N/A	157,679(3)	N/A	N/A	N/A	54,000	211,679
	2009	Nil	N/A	28,380(4)	N/A	N/A	N/A	54,000	82,380

(1)
The grant date fair values of James R. Brown’s options were calculated using the Black Scholes model with the following assumptions:  expected life of 5 years, weighted average expected volatility of 123.16%, weighted average risk free interest rate of 2.29% per annum and a dividend yield of nil.

(2)
The grant date fair values of James R. Brown’s options were calculated using the Black Scholes model with the following assumptions:  expected life of 5 years, weighted average expected volatility of 115.31%, weighted average risk free interest rate of 1.67% per annum and a dividend yield of nil.

(3)
The grant date fair values of James R. Brown’s options were calculated using the Black Scholes model with the following assumptions:  expected life of 5 years, weighted average expected volatility of 123.16%, weighted average risk free interest rate of 2.29% per annum and a dividend yield of nil.

(4)
The grant date fair values of Janice Brown’s options were calculated using the Black Scholes model with the following assumptions:  expected life of 5 years, weighted average expected volatility of 115.31%, weighted average risk free interest rate of 1.67% per annum and a dividend yield of nil.

(5)
All other compensation consists of management fees paid to James R. Brown and secretarial and administrative service fees paid to Janice Brown.  The fees for these services have been characterized as “Other Compensation” instead of “Salary”, as “salary” in Canada implies that the recipient is an employee of the company to and for whom benefits are paid.  As the Brown’s are paid fees for services only and are not paid any other benefits, these amounts have been characterized as “other compensation”.

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which cash compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s).

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding in relation to each of the Named Executive Officers, as at the end of the most recently completed financial year and including awards granted before the most recently completed financial year, under incentive plans of the Company pursuant to which compensation depends on achieving certain performance goals or similar conditions within a specified period:

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares that Have not Vested (#)	Market or Payout Value of Share-Based Awards that Have not Vested ($)
James R. Brown CEO & President	1,800,000 1,100,000 300,000 1,400,000 1,250,000	$0.23 $0.19 $0.25 $0.10 $0.15	Feb/2011 Jan/2013 June/2013 Jan/2014 Dec/2015	Nil Nil Nil $77,000 $1,563	Nil Nil Nil Nil 937,500	N/A N/A N/A N/A $4,688
Janice Brown CFO& Corporate Secretary	465,000 800,000 200,000 1,000,000 1,250,000	$0.23 $0.21 $0.25 $0.10 $0.15	Feb/2011 Jan/2013 June/2013 Jan/2014 Dec/2015	Nil Nil Nil $55,000 $1,563	Nil Nil Nil Nil 937,500	N/A N/A N/A N/A $4,688

(1)
This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $0.155 and the exercise or base price of the option.

Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
James R. Brown CEO & President	78,563	N/A	N/A
Janice Brown CFO & Corporate Secretary	56,563	N/A	N/A

(1)	The market price of the underlying securities was lower than the exercise price of the options under the option-based award throughout the vesting periods.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company does not have any contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a Named Executive Officer’s responsibilities.

Director Compensation

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Company’s most recently completed financial year:

Director Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Gordon S. McKinnon	Nil	Nil	28,116(1)	Nil	Nil	Nil	28,116
Herbert J. Leary	Nil	Nil	57,913(2)	Nil	Nil	Nil	57,913

(1)
The grant date fair values of Mr. McKinnon’s options were calculated using the Black Scholes model with the following assumptions:  expected life of 5 years, weighted average expected volatility of 123.16%, weighted average risk free interest rate of 2.29% per annum and a dividend yield of nil.

(2)
The grant date fair values of Mr. Leary’s options were calculated using the Black Scholes model with the following assumptions:  expected life of 5 years, weighted average expected volatility of 123.16%, weighted average risk free interest rate of 2.29% per annum and a dividend yield of nil.

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiary for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this annual report.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding in relation to each of the Directors who are not Named Executive Officers, as at the end of the most recently completed financial year and including awards granted before the most recently completed financial year, under incentive plans of the Company pursuant to which compensation depends on achieving certain performance goals or similar conditions within a specified period:

Director Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-Money Options(1) ($)	Number of Shares or Units of Shares that Have not Vested (#)	Market or Payout Value of Share-Based Awards that Have not Vested ($)
Gordon S. McKinnon	200,000 250,000 150,000	$0.10 $0.10 $0.15	Aug/2014 Sep/2015 Dec/2015	9,625 2,406 188	25,000 156,250 112,500	1,375 8,594 562
Herbert J. Leary	200,000 250,000	$0.16 $0.15	Oct/2015 Dec/2015	Nil 312	150,000 187,500	Nil 938

(1)
This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $0.155, and the exercise or base price of the option.

Incentive Plan Awards – Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Gordon S. McKinnon	12,219	N/A	N/A
Herbert J. Leary	312	N/A	N/A

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	12,965,000	$0.16	393,841
Equity compensation plans not approved by security holders	Nil	N/A	Nil
Total	12,965,000	$0.16	393,841

Board Practices

Directors are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  See “Item 6. Directors, Senior Management and Employees – Directors and Senior Management” for information regarding the periods of service of the Company’s officers and directors.

Audit Committee

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’ auditing, accounting and financial reporting processes.

The Company’s Audit Committee is comprised of three directors, the majority of whom are free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee has accounting or related financial management expertise.  All members of the Committee that are not financial literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee are elected by the Board of Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Janice Brown, Herbert J. Leary and Gordon S. McKinnon are the members of the Committee.  Each is considered to be financially literate.  Messrs. Leary and McKinnon are independent as defined by National Instrument 52-110.

Remuneration Committee

The Company does not have a separate remuneration committee.  The independent Directors, Herbert J. Leary and Gordon S. McKinnon, have the responsibility for determining compensation for the directors and senior management.

Employees

As of the date of this annual report the Company has no employees.  As such, at its stage of development management does believe the Company requires any full-time employees. The Company’s needs will be dependent upon its level of exploration programs and financial condition.

Share Ownership

The following table sets forth certain information regarding ownership of the Company’s shares by the Company’s officers and directors as of April 30, 2011.

Title of Class	Name of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class (1)
Common Stock	James R. Brown	3,998,571(2)	5.64%
Common Stock	Janice Brown	4,255,053(3)	6.05%
Common Stock	Gordon S. McKinnon	731,250(4)	1.08%
Common Stock	Herbert J. Leary	425,000(5)	0.63%

NOTES:

(1)
Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from April 30, 2011, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 67,104,207 shares of common stock outstanding as of April 30, 2011.

(2)	Includes 217,321 shares held by Mr. Brown and vested options held by Mr. Brown to acquire 3,781,250 shares.
(3)	Includes 973,803 shares held by Mrs. Brown and vested options held by Mrs. Brown to acquire 3,281,250 shares.
(4)	Includes 250,000 shares held by Mr. McKinnon, vested options held by Mr. McKinnon to acquire 431,250 shares and warrants held by Mr. McKinnon to acquire 50,000 shares.
(5)	Includes 200,000 shares held by Mr. Leary and vested options held by Mr. Leary to acquire 225,000 shares.

All of the Company’s shareholders have the same voting rights.

Stock Options

The TSX Venture requires all TSX Venture listed companies to adopt stock options plans, and such plans must contain certain provisions. The Company’s existing stock option plan (the “Plan”), which was accepted by the TSX-V on July 28, 2004 and approved by the Company’s shareholders on August 23, 2004, provides that a total of 13,358,841 common shares are reserved for issuance upon exercise of stock options granted under the Plan.  As of April 30, 2011, the Company had options outstanding under the Plan to purchase 12,490,000 common shares.  The purpose of the Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company.  The following is a summary of the Plan.

Administration of the Stock Option Plan

The Stock Option Plan provides that it will be administered by the Company’s board of directors (the “Board”).

Description of Stock Option Plan

Options to purchase up to 13,358,841 common shares may be granted under the Plan to directors, senior officers, employees or companies that are wholly-owned by such persons, as well as to consultants.  No more than an aggregate of 5% of the issued and outstanding common shares may be granted to any one individual in any 12-month period, unless the Company is a Tier 1 issuer and has obtained disinterested shareholder approval.  No more than 2% of the issued and outstanding common shares may be granted to any one consultant or to an employee conducting investor relations activities in any 12-month period.

The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the Discounted Market Price of the Company’s common shares at the time the option is granted.  “Discounted Market Price” is defined in TSX Venture Exchange Policy 1.1 and means the last closing price of the Company’s common shares before the filing of the Notice of the Transaction filed with the Exchange, less a maximum discount of 25% where the closing price does not exceed $0.50 per share.

Options under the Stock Option Plan will be granted for a term not to exceed 10 years from the date of their grant, provided that if the Company is then a “Tier 2” company listed on the TSX Venture, the term of the option will be not more than five years.  The Company is currently a Tier 2 company.

Options under the Stock Option Plan will be subject to such vesting schedule as the Board may determine, with a specified minimum vesting schedule for options granted to consultants who perform investor relations activities.  In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 30 days after notice thereof, notwithstanding the original vesting schedule.

Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee’s legal heirs, personal representatives or guardians for up to 12 months following the death or termination of an optionee due to disability, or up to 12 months following the death of an employee if the employee dies within 12 months of termination due to disability.  All such options will continue to vest in accordance with their original vesting schedule.

If a material alteration in the capital structure of the Company occurs as a result of a recapitalization, stock split, reverse stock split, stock dividend, or otherwise, the Board shall make adjustments to the Stock Option Plan and to the options then outstanding under it as the Board determines to be appropriate and equitable under the circumstances in order to preserve the rights of the participants in the Plan substantially proportionate to those existing prior to the event.

The TSX Venture requires all TSX Venture listed companies who have adopted stock option plans which reserve a maximum of 10% of the number of common shares of the Company issued and outstanding on the applicable date of grant, to obtain shareholder approval to the Stock Option Plan on an annual basis.

As of April 30, 2011, an aggregate of 12,490,000 options to purchase shares of the Company’s common stock remain outstanding to the Company’s officers and directors and consultants:

Optionee	Nature of Option	No. of Options	Exercise Price/Share $	Expiry Date
James R. Brown	Officer/Director	1,100,000	0.19	Jan 11, 2013
James R. Brown	Officer/Director	300,000	0.25	Jun 10, 2013
James R. Brown	Officer/Director	1,400,000	0.10	Jan 21, 2014
James R. Brown	Officer/Director	1,250,000	0.15	Dec 6, 2015
James R. Brown	Officer/Director	625,000	0.15	Jan 5, 2016
James R. Brown	Officer/Director	325,000	0.14	Feb 11, 2016

Janice Brown	Officer/Director	800,000	0.21	Jan 29, 2013
Janice Brown	Officer/Director	200,000	0.25	Jun 10, 2013
Janice Brown	Officer/Director	1,000,000	0.10	Jan 21, 2014
Janice Brown	Officer/Director	1,250,000	0.15	Dec 6, 2015
Janice Brown	Officer/Director	625,000	0.15	Jan 5, 2016
Janice Brown	Officer/Director	1,125,000	0.14	Feb 11, 2016

Gordon S. McKinnon	Director	200,000	0.10	Aug 5, 2014
Gordon S. McKinnon	Director	250,000	0.10	Sept 3, 2015
Gordon S. McKinnon	Director	150,000	0.15	Dec 6, 2015

Herbert J. Leary	Director	200,000	0.16	Oct 25, 2015
Herbert J. Leary	Director	250,000	0.15	Dec 6, 2015

Wildstein Advisory Services Inc.	Consultant	340,000	0.10	Jan 1, 2012
Steven Wildstein	Consultant	400,000	0.15	Jan 5, 2016

Bob Nowell	Consultant	200,000	0.14	Feb 11, 2016

Bruce Durham	Consultant	500,000	0.25	Jun 12, 2013
TOTAL:		12,490,000

Warrants

As of April 30, 2011, the following non-transferable common share purchase warrants were issued and outstanding:

•	Warrants exercisable for the purchase of 5,354,162 common shares at $0.20 per share, which expire at June 5, 2011
•	Warrants exercisable for the purchase of 270,837 common shares at $0.40 per share, expiring June 5, 2011
•	Warrants exercisable for the purchase of 2,950,000 common shares at $0.15 per share, expiring October 20, 2012

As of April 30, 2011, one director, Gordon S. McKinnon, held 50,000 warrants exercisable at $0.15 expiring on October 20, 2012.

There are no assurances that the options or warrants described above will be exercised in whole or in part.

Item 7.  Major Shareholders and Related Party Transactions.

Major Shareholders

The following table sets forth certain information regarding ownership of the Company’s shares by all persons who own five percent (5%) or more of the Company’s outstanding shares, as of April 30, 2011.

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class (1)
Common Stock	Sheldon Inwentash The Exchange Tower 130 King Street West Suite 2810 Toronto, Ontario M5X 1A9 Canada	6,750,000	10.1

None of the Company’s principal shareholders have different voting rights than any of the Company’s other common shareholders.  There have been no significant changes to the above listed persons’ ownership during the past three years.

United States Shareholders

As of April 30 2011, there were 9 registered holders of the Company’s common shares in the United States, with combined holdings of 3,038,050 shares, representing 4.53% of the issued shares of the Company on April 30, 2011.  The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

Control by Foreign Government or Other Persons

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Change of Control

As of the date of this annual report, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

Related Party Transactions

Since January 1, 2008, except for the payment of management fees to James R. Brown (2010 - $126,026; 2009 - $137,535; 2008 - $129,240) and the payment of secretarial and administrative service fees (2010 - $54,000; 2009 - $54,000; 2008 - $54,000) and rent (2010 - $24,000; 2009 - $24,000; 2008 – $24,000) to Janice Brown, the Company has not entered into any transactions or loans between the Company and any:  (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals’ family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Effective January 1, 2005, the Company entered into a Management and Consulting Services Agreement with James R. Brown and an Office Services Agreement with Janice Brown.  The term of both agreements ended December 31,

2007.  Mr. Brown’s agreement required payment for his services at the rate of $6,500 per month and was amended on April 1, 2006 to extend the term of the original agreement from December 31, 2007 to March 31, 2009 and to increase the compensation to US$10,000 per month beginning April 1, 2006.  Mrs. Brown’s agreement required payment for her services at the rate of $4,500 per month and payment for office space rental at the rate of $2,000 per month.  The fees for these services have been characterized as “Other Compensation” instead of “Salary”, as “salary” in Canada implies that the recipient is an employee of the company to and for whom benefits are paid.  Mr. and Mrs. Brown are directors, and therefore employees under Canadian tax law, but they are not being compensated for services provided in their capacity as directors.  The Company's other directors do not receive monetary consideration for services as directors.  As the Brown’s are paid fees for services provided as independent contractors only and are not paid any other benefits, these amounts have been characterized as “other compensation”.

The Board, acting through its disinterested members, has determined to retain both Mr. Brown and Mrs. Brown on a month to month basis since the expiration of their agreements.  Accordingly, this means that the Board can terminate the services of either or both at any time and we would only be obligated to pay for services rendered in the month of termination and have no further obligation.  The Board deems this arrangement to be preferable to an agreement for a stated term, which does not offer as much flexibility to the company.

Item 8.  Financial Information.

Consolidated Statements and Other Financial Information	Page
Audited Financial Statements for the Years Ended December 31, 2010, 2009 and 2008	F-1

Significant Changes

None.

Dividend Policy

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future.  Any decision to pay dividends on its common shares in the future will be made by the board of directors of the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

Legal Proceedings

None.

Item 9.  The Offer and Listing.

Price History

The Company’s common stock commenced trading on the TSX Venture on September 1, 2004.  The Company’s stock currently trades on the TSX Venture under the symbol “MC” and CUSIP number 599805.

The following table sets forth the market price ranges of the common shares of the Company on the TSX Venture for the periods indicated:

TSX Venture Exchange Stock Trading Activity

	Sales Price ($)
Year Ended	High	Low
December 31, 2010	0.22	0.025
December 31, 2009	0.065	0.03
December 31, 2008	0.33	0.025
December 31, 2007	0.285	0.11
December 31, 2006	0.58	0.16

	Sales Price ($)
Quarter Ended	High	Low
March 31, 2011	0.19	0.08
December 31, 2010	0.22	0.085
September 30, 2010	0.09	0.035
June 30, 2010	0.05	0.035
March 31, 2010	0.06	0.035
December 31, 2009	0.065	0.035
September 30, 2009	0.055	0.03
June 30, 2009	0.045	0.03
March 31, 2009	0.05	0.03
December 31, 2008	0.135	0.02
September 30, 2008	0.235	0.095
June 30, 2008	0.33	0.15
March 31, 2008	0.215	0.13

	Sales Price ($)
Month Ended	High	Low
April 30, 2011	0.15	0.07
March 31, 2011	0.15	0.08
February 28, 2011	0.165	0.115
January 31, 2011	0.19	0.135
December 31, 2010	0.18	0.13
November 30, 2010	0.22	0.165

As of the date of this annual report, the Company’s shares were not being traded on an exchange in the United States, and there was no established market in the United States for the Company’s shares.

The Company intends to seek a listing for its shares on the OTCQB.  The Company does not know if, or when, it will obtain such a listing.

Registration, Transfer and Par Value

The Company’s common shares, no par value, are registered.  The Company’s transfer agent is Olympia Trust Company, 750 West Pender Street, Suite 1003, Vancouver, British Columbia, V6C 2T8, Canada.

Restrictions on Transferability

None

Item 10.  Additional Information.

Memorandum and Articles of Association

Previously reported in the Company’s registration statement on Form 20-F, filed with the SEC on April 6, 2011.

Material Contracts

The following are material contracts to which the Company is a party and which were entered into during the two years immediately preceding the date of this annual report:

1.
Hinton Property Option Agreement dated April 7, 2011 between Rockhaven Resources Ltd. and the Company relating to an option on the Mount Hinton property.  See “Item 4. Information on the Company – Property, Plant and Equipment – Principal Properties – Mount Hinton Property.”

2.
Lost Horses, Marny and Track Property Option Agreement dated April 18, 2011 among Strategic Metals Ltd., Archer, Cathro & Associates (1981) Limited and the Company relating to an option on the Lost Horses, Marny and Track properties.  See “Item 4. Information on the Company – Property, Plant and Equipment – Principal Properties – Lost Horses, Marny and Track properties.”

3.
Option and Joint Venture Agreement – Target 12 (Rosebud) Property dated November 8, 2010, between The Yukon Cornelius Syndicate and the Company relating to an option on the Rosebud 12 property and First Amendment to Option and Joint Venture dated December 1, 2010.  See “Item 4. Information on the Company – Property, Plant and Equipment – Principal Properties – Rosebud 12 Property.”

4.
Letter Agreement dated September 21, 2010 (approved by the TSXV in October 2010) between Temex Resources Corp. and the Company relating to an option on the Croxall property.  See “Item 4. Information on the Company – Property, Plant and Equipment – Principal Properties – Croxall Property.”

5.
Agency Agreement with Primary Capital Inc. dated October 1, 2010, pursuant to which Primary Capital agreed to act as lead agent on behalf of a syndicate of agents in respect of a private placement of hard dollar  units and flow-through shares for aggregate gross proceeds of $1,500,000 on an agency best efforts basis.    Primary Capital received a cash commission of 6% of the gross proceeds raised and broker warrants equal to 10% of the aggregate number of flow-through shares and u nits issued.

6.
Receipts dated August 5, 2010 providing extension of time for fulfilling work commitments on the GP2 property.  See “Item 4. Information on the Company – Property, Plant and Equipment – Principal Properties – GP2 Property.”

Exchange Controls

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements.  Any such remittances to United States residents are subject to withholding tax.  See “Taxation” below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act.  The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the Director of

Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which as specified in 2009 was any amount in excess of $312 million.  A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including:  (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

Taxation

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion fairly describes the material Canadian federal income tax consequences applicable to a holder of common stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of common stock of the Company in connection with carrying on a business in Canada (a “non-resident shareholder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing  policies of Revenue Canada, Taxation and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.  The Company is required to withhold the applicable tax from the dividend payable to the non-resident shareholder, and to remit the tax to the Receiver General of Canada from the account of the non-resident shareholder.

Capital Gains

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the actual or deemed disposition of a share, including a deemed disposition on death, provided that the non-resident shareholder did not hold the common share as capital property used in carrying on a business in Canada.  Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

(a)	the non-resident holder;
(b)	persons with whom the non-resident holder did not deal with at arm's length; or
(c)	the non-resident holder and persons with whom the non-resident holder did not deal with at arm’s length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company’s common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, and shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Holders and prospective holders of the Company’s common stock are urged to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of common stock of the Company.

U.S. Holders

As used herein, a “U.S. Holder” is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company’s common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company’s common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company’s common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder’s United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either “passive category income” or “general category income”, depending on the particular U.S. Holder’s circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder’s income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock are urged to consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder’s tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

The Company has not determined whether it meets the definition of a “passive foreign investment company” (a “PFIC”). It is unlikely that the Company meets the definition of a “foreign personal holding company” (a “FPHC”) or a “controlled foreign corporation” (a “CFC”) under current U.S. law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company’s common shares (“10% Shareholders”), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company’s common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and

(2) 60% or more of the Company’s income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company’s common shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company’s undistributed income of specific types.

If 75% or more of the Company’s annual gross income has ever consisted of, or ever consists of, “passive” income or if 50% or more of the average value of the Company’s assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such “passive” income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to resource companies is somewhat unclear.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain “excess distributions” (defined to include gain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company’s income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 28% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

Inspection of Documents

Copies of the documents referred to in this annual report may be inspected at the Company’s corporate office at 4719 Chapel Road N.W., Calgary, Alberta, during normal business hours.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk.

Not required for small business issuers.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.   Controls and Procedures.

Disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), are controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  As required by Rule 13a-15 under the Exchange Act, the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2010, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of the Company’s management, including James Brown, the Company’s Chief Executive Officer, and Janice Brown, the Company’s Chief Financial Officer.

Based upon that evaluation, Mr. Brown and Mrs. Brown  concluded that as of December 31, 2010, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Item 16A.    Audit Committee Financial Expert.

The Company has an audit committee financial expert, as that term is defined in Item 16A of Form 20-F, Janice Brown, who is not independent.  The other two members of the audit committee, Herbert J. Leary and Gordon S. McKinnon, are independent and considered to be “financially literate” as defined by National Instrument 52-110:  “An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.”

Item 16B.    Code of Ethics.

The Company has adopted a Code of Conduct that is posted on its web site at www.millcitygold.com and has instructed its management to abide by the Code.

Item 16C.    Principal Accountant Fees and Services.

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2010*	$18,500	Nil	$1,750	$22,063
December 31, 2009	$16,000	Nil	$1,765	Nil
______________
*Amounts for fiscal 2010 are estimates.

The Audit Committee of the Board of Directors has adopted specific policies and procedures for the engagement of audit or non-audit services as follows:

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)
At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g)	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)
Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.
the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.
such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Pre-approval of all of the services set forth above under Audit-Related Fees, Tax Fees and All Other Fees was waived pursuant to the provisions of paragraph (i) above.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.    Change in Registrant’s Certifying Accountants.

None.

Item 16G.    Corporate Governance.

Not applicable.

PART III

Item 17.  Financial Statements.

Page
Audited Financial Statements for the Years Ended December 31, 2010, 2009 and 2008	F-1

Item 18.  Financial Statements.

Not applicable.

Item 19.     Exhibits.

Exhibit Number	Description

1.1	Notice of Articles (1)
1.2	Articles (1)
4.1	Stock Option Plan, as amended (1)
4.2	Letter Agreement dated September 2, 2008 with Temex Resources Corp Re: Earn-in on the GP2 Joint Venture Property (1)
4.3
Letter Agreement dated September 21, 2010 with Temex Resources Corp Re: Option and Joint Venture on the Croxall Property, Cancellation of December 12, 2007 Option and Joint Venture James Bay Lowlands (1)

4.4	Agency Agreement with Primary Capital Inc. dated October 1, 2010 (1)
4.5	Option and Joint Venture Agreement – Target 12 (Rosebud) Property dated November 8, 2010 with The Yukon Cornelius Syndicate (1)
4.6	Receipts dated August 5, 2010 providing extension of time for fulfilling work commitments (2)
4.7	First Amendment to Option and Joint Venture – Target 12 (Rosebud) Property dated December 1, 2010 (2)
4.8	Hinton Property Option Agreement dated April 7, 2011 with Rockhaven Resources Ltd.
4.9	Lost, Horses, Marny and Track Property Option Agreement dated April 18, 2011 with Strategic Metals Ltd. and Archer, Cathro & Associates (1981) Limited
12.1	Rule 13a-14(a) Certification of James R. Brown
12.2	Rule 13a-14(a) Certification of Janice Brown
13.1	Certification of James R. Brown Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Janice Brown Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
__________________
(1)	Incorporated by reference to the exhibits to the registrant’s registration statement on Form 20-F filed January 14, 2011.
(2)	Incorporated by reference to the exhibits to the registrant’s amended registration statement on Form 20-F filed February 28, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MILL CITY GOLD CORP.

Dated: May 10, 2011	By:	/s/ James R. Brown
James R. Brown, President and Director

Mill City Gold Corp.
(An Exploration Stage Company)
Canadian Dollars
CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2010, 2009 and 2008

[D & H GROUP LLP LETTERHEAD]

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of
Mill City Gold Corp.

We have audited the accompanying consolidated financial statements of Mill City Gold Corp., which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of loss and comprehensive loss, statements of shareholders’ equity and statements of cash flows for the years ended December 31, 2010, 2009 and 2008, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Mill City Gold Corp. as at December 31, 2010, and 2009, and its financial performance and its cash flows for the years ended December 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C.                                                                                                                                “D&H Group LLP”
April 25, 2011                                                                                                                                Chartered Accountants

Mill City Gold Corp.
(An Exploration Stage Company)
Canadian Dollars
CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
ASSETS

CURRENT ASSETS
Cash	$1,636,845	$779,711
Amounts receivable	12,847	25,507
Prepaid expenses	-	100

	1,649,692	805,318

EQUIPMENT (Note 4)	8,278	11,462

UNPROVEN MINERAL INTERESTS (Note 5 and Schedules)	818,380	1,727,960

GOODWILL	100,000	100,000

	$2,576,350	$2,644,740

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$47,898	$31,516

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	7,379,080	6,113,547

CONTRIBUTED SURPLUS	2,337,991	2,029,988

RETAINED EARNINGS (DEFICIT)	(7,188,619)	(5,530,311)

	2,528,452	2,613,224

	$2,576,350	$2,644,740

OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 12)

The accompanying schedules and notes are an integral part of these consolidated financial statements.

Approved by the Board	“James R. Brown”	Director	“Janice Brown”	Director

Mill City Gold Corp.
(An Exploration Stage Company)
Canadian Dollars
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Years ended December 31,
	2010	2009	2008

EXPENSES
Stock-based compensation	$169,245	$328,928	$430,249
Management fees	126,026	137,535	129,240
Professional fees	96,908	63,294	97,781
Secretarial and administrative services	54,000	54,000	54,000
Travel	47,474	54,881	77,825
Transfer agent and regulatory fees	35,817	26,793	37,076
Office and miscellaneous	17,111	12,006	29,321
Rent	24,000	24,000	24,000
Investor relations	10,210	-	58,607
Telephone and fax	7,237	9,703	10,363
Amortization of equipment	3,184	3,430	3,760

	591,212	714,570	952,222

OTHER ITEMS
Foreign exchange loss	2,736	3,059	613
Recovery of impairment of unproven mineral interests (Note 5)	-	(23,297)	-
Impairment of unproven mineral interests (Note 5)	1,073,444	14,198	481,526
Interest income	(9,084)	(18,052)	(50,292)

	1,067,096	(24,092)	431,847

INCOME (LOSS) BEFORE INCOME TAXES	(1,658,308)	(690,478)	(1,384,069)

INCOME TAXES (RECOVERY)
Future (Note 8)	−	(225,000)	-

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	$(1,658,308)	$(465,478)	$(1,384,069)

EARNINGS (LOSS) PER SHARE, basic and diluted	$(0.03)	$(0.01)	$(0.03)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	54,470,371	50,872,288	46,722,645

The accompanying schedules and notes are an integral part of these consolidated financial statements.

Mill City Gold Corp.
(An Exploration Stage Company)
Canadian Dollars
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Share Capital
	Shares	Amount	Contributed surplus	Retained earnings (deficit)

Balance at January 1, 2008	38,159,207	$3,891,544	$1,270,811	$(3,680,764)

Common shares issued for:
Exercise of warrants	3,885,000	777,000	–	–
Private placement	7,500,000	1,500,000	–	–
Unproven mineral interests	1,250,000	171,250	–	–
Less: Share issue costs	–	(21,002)	–	–
Stock-based compensation	–	–	430,249	–
Net income (loss) for the year	–	–	–	(1,384,069)

Balance at December 31, 2008	50,794,207	6,318,792	1,701,060	(5,064,833)

Common shares issued for:
Unproven mineral interests	500,000	25,000	–	–
Less: Share issue costs	–	(5,245)	–	–
Income tax benefit renounced to shareholders	–	(225,000)	–	–
Stock-based compensation	–	–	328,928	–
Net income (loss) for the year	–	–	–	(465,478)

Balance at December 31, 2009	51,294,207	6,113,547	2,029,988	(5,530,311)

Common shares issued for:
Private placement	15,000,000	1,500,000	−	−
Unproven mineral interests	700,000	81,000	−	−
Less: Share issue costs	−	(176,709)	−	−
Agent’s warrants	−	(138,758)	138,758	−
Stock-based compensation	−	−	169,245	−
Net income (loss) for the year	−	−	−	(1,658,308)

Balance at December 31, 2010	66,994,207	$7,379,080	$2,337,991	$(7,188,619)

The accompanying schedules and notes are an integral part of these consolidated financial statements.

Mill City Gold Corp.
(An Exploration Stage Company)
Canadian Dollars
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2010	2009	2008

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the year	$(1,658,308)	$(465,478)	$(1,384,069)
Adjustments to reconcile net cash provided
by operating activities
Amortization of equipment	3,184	3,430	3,760
Impairment of unproven mineral interests	1,073,444	14,198	481,526
Stock-based compensation	169,245	328,928	430,249
Future income tax recovery	-	(225,000)	−
Decrease (increase) in
Amounts receivable	12,660	(7,372)	(14,402)
Prepaid expenses	100	(100)	58,607
Increase (decrease) in
Accounts payable and accrued liabilities	16,382	1,337	1,946

	(383,293)	(350,057)	(422,383)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Issuance of common shares	1,500,000	−	2,277,000
Share issue costs paid	(176,709)	(5,245)	(21,002)

	1,323,291	(5,245)	2,255,998

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Purchase of equipment	-	(4,793)	−
Expenditures on unproven mineral interests	(82,864)	(28,236)	(1,517,472)

	(82,864)	(33,029)	(1,517,472)

INCREASE (DECREASE) IN CASH DURING THE YEAR	857,134	(388,331)	316,143

CASH, beginning of year	779,711	1,168,042	851,899

CASH, end of year	$1,636,845	$779,711	$1,168,042

See Note 10.

The accompanying schedules and notes are an integral part of these consolidated financial statements.

Mill City Gold Corp.
(An Exploration Stage Company)
Canadian Dollars
CONSOLIDATED SCHEDULES OF UNPROVEN MINERAL INTERESTS

	2010
	Northern Star Eagle and Southern Star Eagle	GP2	Yamba Lake	Croxall	Rosebud	Total
	Ontario	Ontario	NWT	Ontario	Yukon

BALANCE, beginning of year	$1,065,580	$662,380	$ −	$ −	$ −	$1,727,960

ACQUISITION COSTS	-	12,500	-	32,500	111,000	156,000

EXPLORATION COSTS
Drilling and assays	-	-	-	-	-	-
Geologists	-	-	-	-	-	-
Travel	-	-	-	-	-	-
Mapping and surveying	-	-	-	-	-	-
Annual maintenance fees	-	-	7,864	-	-	7,864

	−	−	7,864	-	-	7,864

IMPAIRMENT	(1,065,580)	-	(7,864)	-	−	(1,073,444)

BALANCE, end of year	$ −	$674,880	$-	$32,500	$111,000	$818,380

	2009
	Northern Star Eagle and Southern Star Eagle	GP2	Yamba Lake	Nevada	Total
	Ontario	Ontario	NWT	USA

BALANCE, beginning of year	$1,043,649	$645,073	$100	$100	$1,688,922

ACQUISITION COSTS	12,500	12,500	-	-	25,000

EXPLORATION COSTS
Drilling and assays	-	4,807	-	-	4,807
Geologists	5,026	-	-	-	5,026
Travel	1,805	-	-	-	1,805
Mapping and surveying	2,600	-	-	-	2,600
Annual maintenance fees	-	-	13,998	-	13,998

	9,431	4,807	13,998	-	28,236

IMPAIRMENT	-	-	(14,098)	(100)	(14,198)

BALANCE, end of year	$1,065,580	$662,380	$-	$-	$1,727,960

Mill City Gold Corp.
(An Exploration Stage Company)
Canadian Dollars
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009, and 2008

1.	OPERATIONS

Mill City Gold Corp. (the “Company”) is in the business of acquiring and exploring unproven mineral interests.

The Company presently has no proven or probable reserves and, on the basis of information to date, has not yet determined whether its unproven mineral interests contain economically recoverable reserves.  Consequently the Company considers itself to be an exploration stage company.  The amounts shown as unproven mineral interests and deferred costs represent costs incurred to date, less amounts amortized, written-off or recovered under option agreements, and do not necessarily represent present or future values.  The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company and its optionees to obtain the necessary financing to complete development, and future profitable production or sale of the interests.

The Company’s ability to continue exploring its unproven mineral interests is dependent upon its ability to raise additional capital to fund its exploration expenditures as described in Note 5.  Additional capital may be sought from the sale of additional common shares or other equity or debt instruments.  There is no assurance such additional capital will be available to the Company on acceptable terms or at all.

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) appropriate for a going concern.  The going concern basis of accounting assumes the Company will continue to realize the value of its assets and discharge its liabilities and other obligations in the ordinary course of business.  Should the Company be required to realize the value of its assets in other than the ordinary course of business, the net realizable value of its assets may be materially less than the amounts shown in the consolidated financial statements. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to repay its liabilities and meet its other obligations in the ordinary course of business or continue operations.

2.	ACCOUNTING POLICIES

Basis of presentation
The financial statements have been prepared in accordance with Canadian generally accepted accounting principles which necessarily involves the use of estimates.  The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of significant accounting policies summarized below.

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amount of revenue and expenses during the period

Significant estimates made by management include useful lives for amortization of equipment, the provision for future income tax recoveries and composition of future income tax assets and future income tax liabilities, recoverability of amounts capitalized to unproven mineral interests and equipment, asset retirement obligations and stock based compensation.

Mill City Gold Corp.
(An Exploration Stage Company)
Canadian Dollars
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009, and 2008

2.	ACCOUNTING POLICIES - continued

Basis of consolidation
These financial statements include the accounts of the Company and its wholly-owned subsidiary, Mill City Gold Inc.  All intercompany transactions and balances are eliminated on consolidation.

Goodwill
Goodwill is assessed for impairment at least annually and is not subject to amortization.

Unproven mineral interests
The Company’s unproven mineral interests are in the process of being evaluated.  As yet, it has not been determined if the interests contain reserves that are economically recoverable.  The recoverability of the carrying amounts of the unproven mineral interests is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, future profitable production and the ability of the Company and its optionees to obtain the necessary financing to complete development.

Acquisition, exploration, development and administration costs relating to unproven mineral interests are capitalized until the interest to which they relate is placed into production, sold or abandoned.  Capitalized costs will be amortized over the useful life of the orebody following commencement of production or written off if the interest is sold or abandoned.  General and administration costs are expensed as incurred.

Management reviews the carrying values of unproven mineral interests with a view to assessing whether there has been any impairment of value. When it is determined that an unproven mineral interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

Title to unproven mineral interests involves certain inherent risks due to the difficulty in determining the validity of certain claims as well as the potential for disputes to arise from the frequently ambiguous conveyance history of many unproven mineral interests.

Option agreements
From time to time, the Company acquires or disposes of unproven mineral interests pursuant to the terms of option agreements.  Options are exercisable entirely at the discretion of the optionee and, accordingly, are accounted for as payments are made or received.  Amounts received under option agreements reduce the carrying amount of the unproven mineral interests under option.

Under option agreements, the optionor may terminate the Company’s option for failure to make any of the required payments, shares issuances and exploration expenditures, or for failure to deliver the final feasibility study as defined in the option agreement.  In that event, the Company would lose its interest in the option agreement.  The Company has no right to recover any amounts paid or common shares issued under any terminated option agreement.

Equipment
Equipment is carried at cost less accumulated amortization.  Amortization is provided over the estimated useful life of the equipment using the declining balance method at the following annual rates:

Office equipment	-	20%
Computer equipment	-	30%

Mill City Gold Corp.
(An Exploration Stage Company)
Canadian Dollars
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009, and 2008

2.	ACCOUNTING POLICIES - continued

Foreign currency translation
The Company’s wholly-owned U.S. subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates.  Income and expense items are translated at rates approximating those in effect at the time of the transaction.  Translation gains and losses are reflected in income or loss for the period.

Foreign currency transactions
Monetary assets and monetary liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date.  Non-monetary assets and non-monetary liabilities are translated into Canadian dollars at historical rates.  Revenues and expenses are translated into Canadian dollars at rates approximating the exchange rate at the transaction dates.  Foreign currency transaction gains and losses are included in earnings.

Income taxes
Income taxes are accounted for using a liability method of income tax allocations.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases.  Future income tax assets and liabilities are recognized using substantively enacted income tax rates.  The effect of changes in effective income tax rates is recognized in income in the period in which the change is substantively enacted.  Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

Earnings (loss) per share
Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per common share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per common share by application of the treasury stock method.

Asset retirement obligations
The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.  As at December 31, 2010 the Company does not have any asset retirement obligations.

Mill City Gold Corp.
(An Exploration Stage Company)
Canadian Dollars
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009, and 2008

2.	ACCOUNTING POLICIES - continued

Impairment of long-lived assets
Long-lived assets are assessed for impairment when events and circumstances warrant.  The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flows from use and fair value.  In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

Stock-based compensation
Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.  The estimated fair value of awards of stock-based compensation is charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

Financial instruments
Financial assets are classified as either held for trading, held to maturity, loans and receivables or available for sale and financial liabilities as either held for trading or as other financial liabilities. Upon initial recognition, ordinarily all financial instruments are recognized at fair value. Subsequently, financial assets classified as held to maturity and as loans and receivables, and other financial liabilities, are accounted for at amortized cost. Financial assets and financial liabilities classified as held for trading are accounted for at fair value with unrealized holding gains and losses included in net income each period. Available for sale financial assets are also accounted for at fair value, however unrealized holding gains and losses on these instruments are included in the statement of loss and comprehensive loss and deficit as other comprehensive income and on the balance sheet as a separate component of shareholders’ equity titled accumulated other comprehensive income.

Amended CICA section 3862 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 – inputs for the asset or liability that are not based upon observable market data.

Future accounting standards
The Accounting standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants has issued new accounting standards that the Company is required to consider for adoption, as follows:

Business combinations, consolidated financial statements and non-controlling interests
The CICA issued three new accounting standards in January 2009, Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 160 Non-Controlling Interests.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  The Company is in the process of evaluating the requirements of the new standards.

Mill City Gold Corp.
(An Exploration Stage Company)
Canadian Dollars
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009, and 2008

2.	ACCOUNTING POLICIES - continued

New Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for business combinations.  The section applies prospectively to business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

3.	MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern in order to explore its unproven mineral interests. The Company manages the components of shareholders’ equity and its cash as capital, and makes adjustments to these components in response to the Company’s business objectives and the economic climate. To maintain or adjust its capital structure, the Company may attempt to issue new common shares from treasury, issue debt instruments or borrow money or acquire or dispose of other assets. The Company does not anticipate the payment of dividends in the foreseeable future.

The Company’s investment policy is to hold excess cash in highly liquid, short-term instruments, such as guaranteed investment certificates issued by major Canadian chartered banks, with initial maturity terms of less than three months from the original date of acquisition, selected with regards to the Company’s anticipated liquidity requirements.

The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”).  The TSX-V policies impose certain minimum capital requirements upon the Company.  Management believes that the Company is in compliance with these externally imposed restrictions.

4. EQUIPMENT	2010			2009
		Accumulated
	Cost	amortization	Net	Net

Office equipment	$5,128	$3,091	$2,037	$2,546
Computer equipment	25,792	19,551	6,241	8,916

	$30,920	$22,642	$8,278	$11,462

5.	UNPROVEN MINERAL INTERESTS

a) Canadian interests
i)  Northern Star Eagle and Southern Star Eagle. During 2007, the Company entered into an option agreement with Temex Resources Corp. (“Temex”) to acquire a 50% interest in 64 staked mineral claims located in the James Bay Lowlands region of northern Ontario, Canada.

Mill City Gold Corp.
(An Exploration Stage Company)
Canadian Dollars
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009, and 2008

5.	UNPROVEN MINERAL INTERESTS − continued

Under the terms of the agreement, the Company paid $ 300,000 and issued 250,000 common shares to Temex (recorded at their estimated fair value of $ 43,750).  The Company was also required to a) incur not less than $ 500,000 in exploration expenditures on the property in the first year of the agreement (commitment satisfied), b) issue 250,000 common shares to Temex on the first anniversary (issued and recorded at their fair value of $ 7,500), c) incur not less than an additional $ 500,000 (an aggregate of $ 1,000,000 including the amount spent in a) in exploration expenditures before the second anniversary), and d) incur not less than an additional $ 1,500,000 (an aggregate of $ 2,500,000 including the amount spent in c) in exploration expenditures before the third anniversary).

During 2009, the Company extended the time to complete these exploration commitments by one year by issuing an additional 250,000 common shares (recorded at their fair value of $ 12,500) to Temex.

During 2010, the Company cancelled the option agreement with Temex and wrote off the exploration costs of $ 1,065,580.  The Company cancelled this option agreement as one of the requirements of the Croxall property option and joint venture agreement with Temex.

ii) GP2. During 2008, the Company also entered into an agreement with Temex and Rainy Mountain Royalty Corp. (“Rainy Mountain”) (formerly East West Resource Corporation) to acquire an option to earn an undivided 50% participating interest in the GP2 property, also located in the James Bay Lowlands region of northern Ontario, Canada. The GP2 property (the “Property”) comprises 17 mining claims totaling 240 claim units.

Under the terms of the agreement, the Company issued 375,000 common shares each to Temex and Rainy Moutain at the time of signing the agreement (the combined shares were recorded at their fair estimated value of $ 120,000). The Company will also be required to a) incur not less than $ 500,000 of exploration expenditures on the Property in the first year of the agreement (commitment satisfied), b) issue 125,000 common shares to each of Temex and Rainy Mountain on the first year anniversary (issued and recorded at their estimated fair value of $ 12,500), c) incur not less than an additional $ 1,500,000 (an aggregate of $ 2,000,000 including the amount spent in a) of exploration expenditures before the second anniversary), and d) incur not less than an additional $ 3,000,000  (an aggregate of $ 5,000,000 including the amount spent in c) of exploration expenditures before the third anniversary). The Company may accelerate these obligations at any time, or it may defer any of the exploration commitments by one year by issuing an additional 125,000 common shares to each of Temex and Rainy Mountain.

During 2010, the Company extended the time to complete these exploration commitments by one year by issuing an additional 250,000 common shares (recorded at their estimated fair value of $ 12,500) to Temex and Rainy Mountain.

Once the Company satisfies all of its obligations, the Company may exercise its option to acquire a 50% interest in the Property. Temex and Rainy Mountain shall then each have 60 days to elect to either i) to continue to participate in the joint venture on the Property, or ii) to relinquish its interest in the joint venture in exchange for a 7.5% carried and non-assessable interest in the Property to the date of commencement of commercial production; in this latter case, the remaining partners shall be responsible for 100% of further exploration and development expenditures.

Mill City Gold Corp.
(An Exploration Stage Company)
Canadian Dollars
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009, and 2008

5.	UNPROVEN MINERAL INTERESTS – continued

iii) Croxall. During 2010, the Company entered into an option and joint venture agreement with Temex allowing the Company to earn not less than a 75% interest in the Croxall property in northern Ontario. The Company issued 250,000 common shares (issued and recorded at their estimated fair value of $ 32,500) to Temex and must incur $ 250,000 of exploration expenditures by September 21, 2011 and a total of $ 750,000 of exploration expenditures prior to the fourth anniversary in order to earn a 75% interest.  The Company may defer its exploration commitments by one year by issuing 125,000 common shares to Temex.  The Croxall property is a 2,400 acre property in the West Timmins Gold District in northern Ontario.

iv) Rosebud 12. During 2010, the Company entered into an option agreement, as amended, in respect of the Rosebud 12 Property (“Rosebud 12”) located in Yukon, Canada.  To earn a 70% interest in Rosebud 12, the Company paid $ 75,000 and issued 200,000 common shares (recorded at their estimated fair value of $ 36,000) and must make future payments, issue common shares and incur exploration expenditures as follows:

	Payments	Common shares	Exploration expenditures

November 8, 2011	$75,000	300,000	$200,000
November 8, 2012	100,000	400,000	-
November 8, 2013	200,000	400,000	-
November 8, 2014	400,000	500,000	-
November 8, 2015	600,000	1,000,000	-

	$1,375,000	2,600,000	$200,000

The Company must also deliver a final feasibility study no later than the eighth anniversary of the option agreement.

At the Company’s sole discretion, it may settle any of the remaining annual cash payments by issuing common shares.  The number of common shares issuable would be based on the higher of 1) the average closing price of the Company’s common shares over the 20 trading days preceding the anniversary date, less the maximum discount from the average that may be permitted by the TSX Venture Exchange and 2) $ 0.125 per share.  Any common shares issued under the option agreement will be accounted for at their estimated fair value at the time of issuance.

Rosebud 12 is subject to a 3% net smelter return royalty, of which the Company may purchase 1% for $ 1,500,000.

The optionor may terminate the Company’s option for failure to make any of the required payments, shares issuances and exploration expenditures, or for failure to deliver the final feasibility study.  In that event, the Company would lose its interest in the option agreement.  The Company has no right to recover any amounts paid or common shares issued under the option agreement.

v) Yamba Lake. The Company holds a 44.5% interest in mineral claims and mineral licenses covering approximately 15,323 acres in the Northwest Territories. The mineral claims and licenses expire over various periods up to May 2023, and are not being renewed. At the end of 2008, the Company recorded an impairment charge of $ 6,899 to bring its interests to a carrying value of $ 100.  During 2009, the Company incurred license fees of $ 13,998, and wrote off the full amount of $ 14,098 relating to the property.  During 2010, the Company paid license fees of $ 7,864 and the full amount was written off.

Mill City Gold Corp.
(An Exploration Stage Company)
Canadian Dollars
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009, and 2008

5.	UNPROVEN MINERAL INTERESTS – continued

b) USA interests
Nevada. During 2003, the Company entered into eight purchase agreements, as amended, to acquire eleven unproven mineral interests located in Nevada, USA.  The Company paid US $ 295,000 and issued 950,000 common shares under these agreements.

During 2008 and 2009, the Company wrote off these interests due to minimal exploration activities. Also during 2009, the Company terminated its period of liability under a Bureau of Land Management bond with the state of Nevada, and the US $ 22,111 security for the bond was refunded by the state of Nevada and was recorded as a recovery of impairment.

6.	SHARE CAPITAL

a) Authorized
                              Unlimited voting common shares
Unlimited first preferred shares
Unlimited second preferred shares
b)	During 2009, the Company issued 500,000 common shares as described in Note 5.
c)	During 2010, the Company issued 700,000 common shares as described in Note 5.
d)
In October 2010, the Company completed a private placement of 9,100,000 flow-through shares at $ 0.10 per share and 5,900,000 non flow-through units at a price of $ 0.10 per unit for gross proceeds of $ 1,500,000.  Each non flow-through unit consisted of one common share and one-half of one share purchase warrant; each whole warrant may be exercised at a price of $ 0.15 until October 20, 2012. The Company paid commissions of $ 89,400 plus expenses of $ 30,030 and issued 1,490,000 broker warrants, exercisable to acquire one unit at a price of $ 0.10 per unit until October 20, 2012.

e)	Details of share purchase warrant transactions during the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008

Outstanding, beginning of year	5,624,999	5,624,999	8,950,000
Issued	4,440,000	-	5,624,999
Exercised	-	-	(3,885,000)
Expired	-	-	(5,065,000)

Outstanding, end of year	10,064,999	5,624,999	5,624,999

During 2010, the Company extended the expiry dates on 5,624,999 warrants by one year to June 5, 2011 and decreased the exercise price on 5,354,162 warrants from $ 0.40 to $ 0.20.

As at December 31, 2010, the Company has outstanding share purchase warrants as follows:

Number	Exercise price	Expiry Date
5,354,162	$ 0.20	June 5, 2011
270,837	0.40	June 5, 2011
2,950,000	0.15	October 20, 2012
1,490,000	0.10	October 20, 2012

10,064,099

Mill City Gold Corp.
(An Exploration Stage Company)
Canadian Dollars
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009, and 2008

7.	STOCK-BASED COMPENSATION

The Company has an incentive stock option plan (the “plan”).  Under the plan, the Company may issue options up to 20% of the issued shares to purchase common shares at a price to be determined by the Board of Directors on the date of award for a period not more than five years. Stock options awarded under the plan vest 25% on the date of award and 12.5% per quarter thereafter.

The following is a summary of the stock option transactions during the years ended December 31, 2010, 2009 and 2008:

	2010		2009		2008
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price

Outstanding, beginning of year	9,365,000	$0.18	9,665,000	$0.19	6,860,000	$0.16
Granted	3,850,000	0.14	2,700,000	0.10	3,950,000	0.22
Expired	(250,000)	0.25	(3,000,000)	0.13	(1,145,000)	0.105

Outstanding, end of year	12,965,000	$0.16	9,365,000	$0.18	9,665,000	$0.19

The following summarizes information about stock options outstanding at December 31, 2010:

Exercise Price Low	Exercise Price High	Number Outstanding	Number Exercisable	Expiry Dates
$0.23	$0.23	2,365,000	2,365,000	2011
0.20	0.20	350,000	350,000	2012
0.16	0.25	3,700,000	3,700,000	2013
0.10	0.10	2,700,000	2,675,000	2014
0.10	0.16	3,850,000	1,056,250	2015
		12,965,000	10,146,250

The fair value of stock options awarded during 2010, 2009 and 2008 was estimated on the dates of award using the Black-Scholes option pricing model with the following assumptions:

	2010	2009	2008

Risk-free interest rates	2.29%	1.67%	3.51%
Expected volatility	123%	115%	121%
Expected lives	5 years	5 years	5 years
Estimated forfeiture rate	-	-	-

The average fair value of stock options awarded during 2010, 2009 and 2008 was $ 0.11 and $ 0.03 and $ 0.18 respectively.

The Black-Scholes option pricing model was developed for use in estimating the fair value of stock options that have no vesting provisions and are fully transferable.  Also, option pricing models require the use of estimates and assumptions, including expected volatility rates.  The Company uses expected volatility rates which are based upon historical experience.  Changes in the underlying assumptions used in the Black-Scholes option pricing model could materially affect the fair value estimates.

Mill City Gold Corp.
(An Exploration Stage Company)
Canadian Dollars
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009, and 2008

8.	INCOME TAXES

The provision for income taxes differs from the amount that would have been obtained by applying the statutory income tax rate of 28.5% (2009 – 30%, 2008 – 31%) to the Company’s net loss.  The difference results from the following items:
	2010		2009	2008

Expected income tax recovery		$(473,000)	$(207,000)	$(427,000)
Stock-based compensation		48,000	99,000	131,000
Impairment of unproven mineral interest		306,000	4,000	149,000
Share issue costs		(10,000)	−	−
Other		4,000	2,000	2,000
Recovery of valuation allowance		−	(225,000)	-
Unrecognized benefit of loss carryforwards		125,000	102,000	145,000

Provision for income taxes (recovery)	$	−	$(225,000)	$–

The income tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:
	2010		2009
Future income tax assets and liabilities are as follows:

Future income tax assets
Non-capital losses carry-forwards		$660,000		$565,000
Unproven mineral interests		86,000		−
Share issue costs		35,000		−

		781,000		565,000
Future income tax liabilities
Unproven mineral interests		−		(225,000)

Total gross future income tax assets		781,000		340,000

Valuation allowance		(781,000)		(340,000)

	$	−	$	−

The Company has non-capital losses for income tax purposes of approximately $ 2,664,000 available to reduce future years’ taxable income.  The benefit of these non-capital losses has not been recognized in the Company’s accounts as there is no reasonable assurance such benefit will be realized.  If unused, the non-capital losses become no longer available subsequent to years ending between 2011 and 2030.

9.	RELATED PARTY TRANSACTIONS

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

Management fees of $ 126,026 (2009 - $ 137,535; 2008 - $ 129,240), secretarial and administrative service fees of $ 54,000 (2009 - $ 54,000; 2008 - $ 54,000), and rent of $ 24,000 (2009 - $ 24,000; 2008 - $ 24,000) were paid to directors.

Included in accounts payable and accrued liabilities is $ Nil (2009 − $ 1,837; 2008 - $ 12,199) due to directors.

Mill City Gold Corp.
(An Exploration Stage Company)
Canadian Dollars
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009, and 2008

10.	SUPPLEMENTAL CASH FLOW INFORMATION

During the year the Company received interest of $ 9,084 (2009 - $ 18,052; 2008 – $ 50,292).

Non-cash financing and investing activities were as follows:

	2010	2009		2008

Financing activities
Shares issued for unproven mineral interests	$81,000		$25,000		$171,250
Contributed surplus	138,758		−		−
Share issue costs	(138,758)		−		−

	$81,000		$25,000		$171,250
Investing activities
Unproven mineral interests purchased through share issues	$(81,000)	$	$(25,000)	$	$(171,250)

11.	FINANCIAL INSTRUMENTS

a)         Fair value

The fair value and fair value hierarchy level of the Company’s financial instruments as at December 31, 2010 and 2009 is summarized in the following table. Fair value estimates are made at the balance sheet date, based on relevant quoted market and other information about the financial instruments. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		December 31,
		2010		2009
	Level	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets
Held for trading
Cash	1	$ 1,636,845	$ 1,636,845	$ 779,711	$ 779,711

The fair value of amounts receivable and accounts payable and accrued liabilities is believed to be approximated by their carrying amounts due to their short term to maturity.

b)         Financial risk management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, liquidity risk and foreign exchange risk.

Mill City Gold Corp.
(An Exploration Stage Company)
Canadian Dollars
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009, and 2008

11.	FINANCIAL INSTRUMENTS − continued

Credit risk
Credit risk arises due to the potential to one party to a financial instrument to fail to discharge its obligations and cause the other party to suffer a loss. Financial instruments that potentially subject the Company to credit risk consist of cash and amounts receivable. The maximum credit risk represented by the Company’s financial assets is represented by their carrying amounts. The Company holds its cash with financial institutions that are believed to be creditworthy. The Company’s amounts receivable relate primarily to receivables from Harmonized Sales Tax input tax credits. Accordingly, the Company views credit risk on amounts receivable as minimal as it is due from the Government of Canada.

Liquidity risk
Liquidity risk arises when adequate funds cannot be raised to settle liabilities and commitments when they become payable. The Company manages its liquidity by maintaining adequate cash to meet anticipated cash needs.

Foreign currency risk
The Company is subject to foreign exchange rate risk as the Company enters into transactions and has assets and liabilities denominated in a currency other than the Company’s functional currency, which is the Canadian dollar.

Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash is limited because of its short-term investment nature.

12.	SUBSEQUENT EVENTS

Subsequent to December 31, 2010, the Company:

a)	Granted 1,650,000 stock options exercisable for 5 years at $ 0.15 per share and 1,650,000 stock options exercisable for 5 years at $ 0.14 per share.

b)
Entered into an option agreement, subject to regulatory approval, to acquire a 100% interest in six unproven mineral interests in Yukon, Canada.  To exercise the option, the Company must pay $ 1,000,000 and issue 5,000,000 common shares, to the optionor by March 31, 2013.  The Company may reduce the cash payment by up to $ 500,000 by issuing additional common shares of an equivalent value.  The optionor retains a 2% net smelter return royalty on the optioned interests.

c)
Entered into an option agreement to acquire a 100% interest in an unproven mineral interest known as “Mount Hinton”.  To exercise the option, the Company must pay $ 200,000 and issue to the optionor the number of common shares equal to 19.9% of the Company’s issued common shares upon receipt of regulatory approval, and making further cash payments of $ 4.96 million by December 31, 2014. One half of the $ 4.96 million may be satisfied by issue of common shares of an equivalent value.  The optionor retains a 2% net smelter return royalty on the property and has a first-right-of-refusal, in respect of future financings, to maintain its 19.9% equity interest.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A description of United States generally accepted accounting principles and practices (collectively “US GAAP”) that results in material recognition and measurement differences from Canadian GAAP are as follows:

a)
The effect of the differences between Canadian GAAP and US GAAP on the significant captions of the balance sheets and the statements of loss and comprehensive loss, shareholders’ equity and cash flows is summarized as follows:

		2010	2009	2008

1)	Operations
	Net loss – Canadian GAAP	$(1,658,308)	$(465,478)	$(1,384,069)
	Unproven mineral interests expensed under US GAAP (b)	(7,864)	(28,236)	(1,166,221)
	Impairment charge not recognized under US GAAP (b)	658,443	14,198	481,526
	Reversal of future income tax recovery (c)	-	(225,000)	−

	Net loss – US GAAP	$(1,007,729)	$(704,516)	$(2,068,764)

	Loss per share − US GAAP	$(0.02)	$(0.01)	$(0.04)

		2010	2009

2)	Assets
	Total assets – Canadian GAAP	$2,576,350	$2,644,740
	Unproven mineral interests expensed under US GAAP (b)	(529,880)	(1,180,459)
	Goodwill not recognized under US GAAP (d)	(100,000)	(100,000)

	Total assets − US GAAP	$1,946,470	$1,364,281

3)	Deficit
	Closing deficit – Canadian GAAP	$(7,188,619)	$(5,530,311)
	Unproven mineral interests expensed under US GAAP (b)	(529,880)	(1,180,459)
	Goodwill not recognized under US GAAP (d)	(100,000)	(100,000)
	Reversal of future income tax recovery (c)	(225,000)	(225,000)

	Deficit − US GAAP	$(8,043,499)	$(7,035,770)

		2010	2009	2008

4)	Cash flows − operating activities
	Cash flow from (used in) operating activities − Canadian GAAP	$(383,293)	$(350,057)	$(422,383)
	Exploration expenses incurred on unproven mineral interests (b)	(7,864)	(28,236)	(1,166,221)
	Cash flow from (used in) operating activities − US GAAP	$(391,157)	$(378,293)	$(1,588,604)

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES − continued

4)	Cash flows − investing activities
		2010	2009	2008
	Cash flow from (used in) investing activities – Canadian GAAP	$(82,864)	$(33,029)	$(1,517,472)
	Add unproven mineral interest expensed in US GAAP	7,864	28,236	1,166,221
	Cash flows from (used in) investing activities − US GAAP	$(75,000)	$(4,793)	$(351,251)

The components of shareholders’ equity under US GAAP would be as follows:
	2010	2009

Common shares	$7,604,080	$6,338,547
Additional paid in capital	2,337,991	2,029,988
Deficit	(8,043,499)	(7,035,770)

	$1,898,572	$1,332,765

b)            Unproven Mineral Interests
Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until mine development and construction commences, at which time such costs form part of the mineral property costs and are amortized over the life of the mine.  If the property or rights are abandoned, or if management’s assessments of the probability of profitable exploitation of the property are not favorable, the mineral interest is written off.  For Canadian GAAP purposes, the Company’s policy is to capitalize all expenditures associated with the prospective properties and rights including payments made to maintain the Company’s right to explore these properties and earn its future rights and options to acquire these concessions once all requirements under the option agreements have been satisfied.  In addition, the Company includes proceeds from property option payments received in unproven mineral interests.

Under US GAAP, expenditures incurred to acquire interests in mineral properties or concessions are capitalized.  However, all exploration and evaluation expenditures are expensed.

Under US GAAP, proceeds from property option payments would be included in other income.  Since no option payments have been received during the reporting periods, there is no difference to report between Canadian and US GAAP.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities.  For US GAAP, these costs would be characterized as operating activities.

c)            Flow – through shares
Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to investors.  For Canadian GAAP purposes, the Company accounts for the issue of flow-through shares in accordance with the provision of Emerging Issues Committee Abstract 146, Flow-Through Shares.  At the time of issue, the funds received are recorded as share capital.  At the time of the filing of the renunciation of the flow-through expenditures to the investors, the Company records a future income tax liability with a charge directly to shareholders’ equity.  If future income tax benefits are available and unrecognized, the future income tax liability may be reduced or eliminated with an offsetting amount recognized as a future income tax recovery.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010, 2009 and 2008

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES − continued

For US GAAP purposes, the premium paid for flow-through shares in excess of the market value of common shares, at the time of issue, is credited to other liabilities and included in income as the qualifying expenditures are made.  There was no premium on the flow-through shares issued for all periods presented.  The Company has eliminated the future income tax recovery recognized under Canadian GAAP as such recovery would not be realized under US GAAP.

d)           Goodwill
In October 2002, the Company completed a reverse takeover of a private corporation.  The former shareholders of the private corporation controlled the Company after the transaction.  The Company was identified as the acquired entity in the transaction, and the private corporation was identified as the acquirer for accounting purposes.  The private corporation’s net assets were accounted for at predecessor cost and the Company’s nominal assets were revalued to the estimated fair value, including goodwill of $ 100,000 recognized in relation to the Company’s stock market listing. US GAAP does not permit recognition of goodwill under these circumstances.

e)           Income taxes
Under Canadian GAAP, future income tax assets and liabilities are recorded at substantively enacted income tax rates.  Under US GAAP, deferred income tax assets and liabilities are recorded at enacted income tax rates.  There were no significant differences between enacted and substantively enacted income tax rates for any of the periods presented.

FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 10, (now ASC 740), which prescribes a recognition threshold and measurement criteria for the financial statement recognition of a tax position taken or expected to be taken in a tax return.  The Company is required to determine whether it is more likely than not that a tax position will be sustained upon examination and such positions that meet this threshold will be measured at the most likely amount to be realized upon settlement.

The Company has reviewed its tax positions and determined that the application of FIN 48 does not result in any material adjustment for US GAAP purposes.

f)           Adoption of new accounting pronouncements
In June 2009, FASB issued FAS 167, Amendments to FASB Interpretation No. 46(R) (“FAS 167”) (ASC subtopic 855-10).  FAS 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.  FAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions.  FAS 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited.  This was effective for the Company’s fiscal year starting January 1, 2010.  The adoption of this pronouncement did not have a material effect on the consolidated financial statements.